May 20, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Mr. Larry Spirgel, Assistant Director

Attention: Ms. Kathleen Krebs, Special Counsel

Attention: Ms. Emily Drazan, Staff Attorney

Re:	FTE Networks, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed May 6, 2015
File No. 000-31355

Dear Mr. Spirgel:

FTE Networks, Inc. (the “Company”) confirms receipt of the letter dated May 13, 2015 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “Registration Statement”). The following are the Company’s responses to the Comment Letter. The Company’s responses are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment in bold.

Employment Agreements, page 39

Comment 1:	Please file all employment agreements with your named executive officers as exhibits. Please also file the agreements evidencing the material promissory notes with your shareholders disclosed on page 40. You may wish to refer to Item 601 of Regulation S-K.

Response:	In response to the Staff’s comment above, the Company shall file an amendment to the Registration Statement (“Amendment No. 2”). Related thereto, attached hereto as Exhibit A, please find all employment agreements with our named executive officers, and attached hereto as Exhibit B, please find copies of the material promissory notes with our shareholders referenced on page 40 of the Registration Statement, that shall all be filed as Exhibits under Amendment No. 2.

Item 10. Recent Sales of Unregistered Securities, page 45

Comment #2:	We note that you issued securities to 52 persons in connection with the Beacon Merger and that you relied upon the exemption from registration under Section 4(a)(2) and Regulation D. Please provide a more detailed analysis of the facts you relied upon to make these exemptions available, such as the sophistication of the persons and their status as accredited or non-accredited investors.

Response:	Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) exempts from registration transactions “by an issuer not involving a public offering”. The Commission has provided guidelines with respect to when a Section 4(a)(2) exemption is available, looking at the facts surrounding a non-public offering. The Company relied on several factors to determine that the issuance of the Beacon Preferred Shares (as defined in the Form 10) issued to former holders of capital stock of Focus Venture Partners, Inc. (“Focus”), as merger consideration did not involve a public offering, including: (1) a limited number of shareholders who were pre-existing shareholders of Focus, received Beacon Preferred Shares; (2) several shareholders were issued shares as equity compensation for their services and did not purchase shares; (3) there was no public solicitation or advertising with respect to the issuance of the Beacon Preferred Shares; and (4) the securities are restricted and are subject to limitations on resale. Further, Beacon had a reasonable belief that the former Focus stockholders were sophisticated when they received the Beacon Preferred Shares because the holders of outstanding shares of Focus were required to deliver to Beacon letters certifying such holder’s ownership interest in Focus and providing investment representations necessary to support an exemption from registration of the Beacon Preferred Shares, pursuant to Section 4(a)(2). Accordingly, we respectfully believe the exemption provided by Section 4(a)(2) thereunder is available and the issuance of the Beacon Preferred Shares pursuant to the Beacon Merger did not require registration under the Securities Act.

U.S. Securities and Exchange Commission

May 20, 2015

Requested Acknowledgment

FTE Networks, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this response satisfactorily responds to your request. Should you require further information, please contact our outside legal counsel Clayton E. Parker, Esq. of K&L Gates LLP at 305.539.3306.

Sincerely,

/s/ Michael Palleschi

Michael Palleschi
Chief Executive Officer
FTE Networks, Inc.
5495 Bryson Drive, Suite 423

Naples, Florida 34109

1-877-878-8136

cc: Clayton Parker, Esq., K&L Gates, LLP

4.	Entire Agreement: The terms of this Amendment #1 supersede any conflicting terms in the Employment Agreement. All other terms of the Employment Agreement shall remain in full force and effect.

5.	Amendments: No amendment or modification of the terms of this Amendment #1 or Employment Agreement shall be valid unless made in writing and duly executed by both parties.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

THE COMPANY:

Focus Venture Partners, Inc.

/s/ Michael Palleschi

By: Michael Palleschi

Title: CEO

EXECUTIVE:

/s/ Theresa Carlise

Theresa Carlise

6. Compensation: (Section 4) Executive shall be paid a base salary (“Base Salary”) at the annual rate of One Hundred and Seventy Five Thousand Dollars ($175,000), of which $25,000 will be payable in arrears and shall accrue until such time that additional equity is received. Executive’s Salary will be adjusted to $150,000 annually upon commencement of this agreement in semiweekly installments consistent with Company’s payroll practices.

Initial here:

The Company:/s/ Michael Palleschi                                               Executive:/s/ Theresa Carlise

IN WITNESS WHEREOF and intending to be legally bound hereby, the undersigned Maker has executed this Note as of the date first set forth above.

MAKER:

FOCUS VENTURE PARTNERS, INC.

/s/ Michael Palleschi

By: Michael Palleschi, Chief Executive Officer

GUARANTOR:

BEACON ENTERPRISE SOLUTIONS, INC.

/s/ Michael Palleschi

By: Michael Palleschi, Chief Executive Officer

EXHIBIT A

FTE NETWORKS, INC.

EMPLOYMENT AGREEMENTS

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this "Agreement") is entered into as of 1 day of February 2013, by and between Focus Venture Partners Inc., a Nevada corporation (the "Company") and Theresa Carlise ("Executive").

WITNESSETH:

WHEREAS, the Company and Executive desire to enter into this Agreement to assure the Company of the continuing service of Executive and to set forth the terms and conditions of Executive's employment with the Company. The Company is actively engaged in raising capital. The Executive's services are an integral part of the process and the Company wishes to ensure Executive's retention so that her best efforts and exclusivity may be applied in achieving the Company's objectives.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties agree as follows:

1. **Term:** The Company agrees to employ Executive and Executive hereby accepts such employment, in accordance with the terms of this Agreement, commencing as of the date hereof and ending on February 28, 2014, unless this Agreement is earlier terminated as provided herein. Notwithstanding any other provision of this Agreement, the Company shall have an obligation to make payments to Executive for Base Salary, Additional Benefits and Bonuses, as defined below and as required by this Agreement.

2. **Services and Exclusivity of Services:** So long as this Agreement shall remain in effect, Executive shall devote her full business time, energy and ability to the matters related thereto, in order to perform duties as assigned by the Board of Directors of the Company ("Board"), Executive shall use Executive's best efforts and abilities to promote the Company's interests and shall perform the services contemplated by this Agreement in accordance with policies established by and under the direction of the Board. Executive agrees to serve without additional remuneration in such executive capacities for one or more direct or indirect Affiliates of the Company as the Board may from time to time request, subject to appropriate authorization by the Affiliate or Affiliates involved and any limitations under applicable law. Executive agrees to faithfully and diligently promote the business, affairs and interests of the Company and its Affiliates.

   Without the prior express written authorization of the Board, Executive shall not, directly or indirectly, during the term of this Agreement engage in any activity competitive with or adverse to the Company's business, whether alone, as a partner, officer, director, employee or significant investor of or in any other entity. (An investment of greater than 5% of the outstanding capital or equity securities of an entity shall be deemed significant for these purposes.)

Executive represents to the Company that Executive has no other outstanding commitments inconsistent with any of the terms of this Agreement or the services to be rendered hereunder.

3. **Duties and Responsibilities:** In addition to her duties as discussed herein, Executive shall serve as Chief Financial Officer of the Company for the duration of this Agreement. Executive's duties as an Executive shall be overall responsibility and authority, subject to authorities and limitations as established by the "Board", to implement and continue to develop the business strategies of the Company. In performance of executive's duties Executive shall report to and shall be subject to the direction of the Chief Executive Officer and/or the Board.

   Executive agrees to observe and comply with the rules and regulations of the company as adopted by the Board respecting the performance of Executive's duties and agrees carry out and perform orders, directions and policies of the Company and its Board as they may be, from time to time, stated either orally or in writing. The Company agrees that the duties which may be assigned to Executive shall be usual and customary duties of the position(s) to which Executive may from time to time be appointed or elected and shall not be inconsistent with the provisions of the charter documents of the Company or applicable law. Executive shall have such corporate power and authority as shall reasonably be required to enable Executive to perform the duties required in any office that may be held, subject to the limitations on such powers imposed by the Chief Executive Officer or the Board.

4. **Compensation:** During the term of this Agreement, the Company agrees to pay Executive a base salary at the rate of $120,000.00 per year from the date hereof to February 28, 2014, plus up to a 30% discretionary bonus at the discretion of the Board.

5. **Restricted Stock:** The Company agrees to issue to the Executive 300,000 restricted shares of its common stock vesting over 36 months. All shares of restricted stock awarded pursuant to this Agreement will be granted subject to the terms and conditions on the actual certificate as issued at the time of signing this Agreement. Executive shall be eligible under the plan as approved by the Board of Directors to receive such shares. Such shares shall be subject to adjustments such as stock splits and other modifications such that the number of shares stated above shall adjust according to such forward or reverse splits in the Company's stock.

6. **Additional Benefits**: The Company agrees to provide the following "Additional Benefits" to Executive:

   a) medical plan coverage for Executive, at the expense of the Company, with such coverage or comparable coverage to continue following the termination

of the agreement (other than for "Cause" or without "Good Reason" as each term is defined in this Agreement) until Executive is eligible for Medicare; and an

b) auto allowance for Executive in the amount of $1,000 per month;

c) Executive shall be eligible for three weeks paid vacation, during the term of this agreement. Should such vacation not be taken during the term of this Agreement then said amount shall accrue and the amount due thereunder will be made due and payable at the end of the term of the initial agreement.

7. **Termination**: This Agreement and all obligations hereunder (except the obligations contained in Sections 6, 9, 10, 11 and 12 (Additional Benefits, Confidential Information, Non-Competition, Non-Solicitation of Customers Noninterference of Executives) which shall survive any termination hereunder) shall terminate upon the earliest to occur of any of the following:

a) Expiration of Term: The expiration of the term provided for in Section 1 or the voluntary termination by Executive or retirement from the Company in accordance with the normal retirement policies of the Company.

b) Death or Disability of Executive: The death or disability of Executive. For the purposes of this Agreement, disability shall mean the absence of Executive performing Executive's duties with the Company on a full-time basis for a period of six months period, as a result of incapacity due to mental or physical illness which is determined to be total and permanent by a physician selected by the Company or its insurers and acceptable to Executive or Executive's legal representative (such agreement as to acceptability not to be withheld unreasonably). If Executive shall become disabled, Executive's employment may be terminated by written notice from the Company to Executive.

c) For Cause or Without Good Reason: The Company may terminate Executive's employment and all of Executive's rights to receive Base Salary and Bonuses hereunder for Cause or upon the resignation of Executive without Good Reason.

Notwithstanding the foregoing, Executive shall not be terminated for Cause pursuant to this Section 7(c) unless and until Executive has received notice of a proposed termination for Cause and Executive has had an opportunity to be heard before at least a majority of the members of the Board. Executive shall be deemed to have had such an opportunity if given written or telephonic notice at least 72 hours in advance of a meeting. The initial determination that Cause or Good Reason exists shall be made by the Board. Any dispute regarding such determination shall be resolved in accordance with Section 20 of this Agreement.

d) Without Cause or With Good Reason: Notwithstanding any other provision of this Section 7, the Board shall have the right to terminate Executive's employment with the Company without Cause, and executive shall have the right to resign with Good Reason at any time. If the Company terminates the Executive without cause or Executive terminates with Good reason then the Company shall pay six (6) months' severance, payable in a lump sum or over the course of six (6) months at the discretion of the Company.

8. **Business Expenses:** During the term of this Agreement, the Company shall reimburse Executive promptly for business expenditures made and substantiated in accordance with policies, practices and procedures established from time to time by the Company generally with respect to other employees and incurred in the pursuit and furtherance of the Company's business and good will. The Company understands that the Executive will maintain her primary residence elsewhere and any reasonable related travel fees incurred on behalf of Executive for business purposes, relating but not limited to corporate housing, hotel accommodations, airfare and car rental.

9. **Confidential Information**: Executive acknowledges that the nature of Executive's engagement by the Company is such that Executive shall have access to information of a confidential nature. Such information includes financial, legal, or any other secret or confidential information relating to the business affairs of the Company or its Affiliates (the "Confidential Information"). Executive shall keep all such Confidential Information in confidence during the term of this Agreement and at any time thereafter and shall not disclose any of such Confidential Information to any other person, except to the extend such disclosure is (i) required by applicable law, (ii) lawfully obtainable from other sources, or (iii) authorized in writing by the Company. Upon termination from Executive's employment from the Company, Executive shall deliver to the Company all documents, records, notebooks, work-papers and all similar material containing any of the foregoing information, whether prepared tbe the Executive the Company or anyone else.

10. **Non-Competition:** In order to protect the confidential information Executive agrees that during the term of the Executive's employment Executive shall not directly or indirectly, whether as owner, partner, shareholder, agent, employee, creditor, otherwise promote, participate or engage in any activity or other business competitive with the Company's business.

11. **Non-Solicitation of Customers:** Executive agrees that for a period of one year after the termination of employment with the Company, Executive will not on behalf of any other individual, association or entitiy, call on any of the Customers of the Company or any Affiliate of the Company for the purposes of soliciting or inducing any of such Customers to acquire (or providing to any of such customers) any product or services provided by the Company or any Affiliate of the Company, nor will the Executive in any way, directly or indirectly as agent or

otherwise in any other manner solicit, influence or encourage such customers to take away or to divert or direct their business to executive or any other person or entity by or with which Executive is employed associated, affiliated or otherwise related if such business is competitive with the Company.

12. **Noninterference with Executives**: In order to protect the Confidential Information, Executive agrees that during the term hereof and for a period of one year thereafter, Executive will not directly or indirectly, induce or entice any employee of the Company or its affiliates to leave such employment or cause anyone else to leave such employment.

13. **Indemnity**: To the fullest extend permitted by applicable law and the bylaws of the Company, as from time to time in effect, the Company shall indemnify Executive and hold Executive harmless for any acts or decisions made in good faith while performing services for the Company, and the Company shall use its best efforts to obtain coverage for Executive (provided the same may be obtained at reasonable cost) under any liability insurance policy or policies now in force or hereafter obtained during the term of this Agreement that cover other officers of the Company having comparable or lesser status and responsibility. The Company will pay and, subject to any legal limitations, advance all expenses, including reasonable attorneys' fees and costs of court approved settlements, actually and necessarily incurred by Executive in connection with the defense of any action, suit or proceeding and in connection with any appeal thereon, which has been brought against Executive by reason of Executive's service as an officer or agent of the Company or of any Affiliate of the Company.

14. **Severability:** If any provision of this Agreement is held to be unenforceable for any reason, it shall be adjusted rather than voided, if possible, to achieve the intent of the parties to the extent possible. In any event, all other provisions of this Agreement shall be deemed valid and enforceable to the extent possible.

15. **Succession:** This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns and any such successor or assignee shall be deemed substituted for the Company under the terms of this Agreement for all purposes. As used herein, "successor" and "assignee" shall include any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires the stock of the Company or to which the Company assigns this Agreement by operation of law or otherwise. The obligations and duties of Executive hereunder are personal and otherwise not assignable. Executive's obligations and representations under this Agreement will survive the termination of Executive's employment, regardless of the manner of such termination.

16. **Notices:** Any notice or other communication provided for in this Agreement shall be in writing and sent if to the Company to its office at:

Focus Venture Partners, Inc.
1866 Leithsville Rd. #225
Hellertown, PA 18055

if to Executive at:

754 Shady Lane
Pittsburgh, PA 15228

or at such other address as the Company may from time to time in writing designate, and if to Executive at such address as Executive may from time to time in writing designate.

17. **Entire Agreement**: This Agreement contains the entire agreement of the parties relating to the subject matter hereof and supersedes any prior agreements, undertakings, commitments and practices relating to Executive" employment by the Company.

18. **Amendments**: No amendment or modification of the terms of this Agreement shall be valid unless made in writing and duly executed by both parties.

19. **Waiver**: No failure on the part of any party to exercise or delay in exercising any right hereunder shall be deemed a waiver thereof or of any other right, nor shall any single or partial exercise preclude any further or other exercise of such right or any other right.

20. **Governing Law**: This Agreement, and the legal relations between the parties, shall be governed by and construed in accordance with the laws of the State of Pennsylvania without regard to conflicts of law doctrines, and any court action arising out of this Agreement shall be brought in any court of competent jurisdiction within the State of Pennsylvania.

21. **Arbitration:** Executive may, if he desires, submit any claim for payment under this Agreement or any dispute regarding the interpretation of this Agreement to arbitration. This right to select arbitration shall be solely that of Executive, and Executive may decide whether or not to arbitrate in his discretion. The "right to select arbitration" does not impose on Executive a requirement to submit a dispute for arbitration. Executive may, in lieu of arbitration, bring an action in appropriate civil court. Executive retains the right to select arbitration, even if a civil action (including, without limitation, an action for declamatory relief) if brought by the Company prior to the commencement of arbitration. If arbitration is selected by Executive after a civil action concerning Executive's dispute has been brought by a person other than Executive, the Company and Executive shall take such actions as are necessary or appropriate, including dismissal of the civil action, so that the arbitration can be timely heard. Once arbitration is

commenced, it may not be discontinued without the unanimous consent of all parties to the arbitration.

Any Claim for arbitration may be submitted as follows: If Executive disagrees with an interpretation of this Agreement by the Company, or disagrees with the calculation of his benefits under this Agreement, such claim may be filed in writing with an arbitrator of Executive's choice who is selected by the method described in the next four sentences. The first step of the selection shall consist of Executive submitting in writing a list of five potential arbitrators to the Company. Each of the five arbitrators must be either (1) a member of the National Academy of Arbitrators located in the state of Executive's principal residence or (2) a retired California Superior Court or Appellate Court judge. Within one week after receipt of the list, the Company shall select one of the five arbitrators as the arbitrator of the dispute in question. If the Company fails to select an arbitrator in a timely manner, Executive then shall designate one of the five arbitrators as the arbitrator of the dispute in question.

The arbitration hearing shall be held within seven days (or as soon thereafter as possible) after the selection of the arbitrator. No continuance of said hearing shall be allowed without the mutual consent of Executive and the Company. Absence from or non-participation at the hearing by any party shall not prevent the issuance of an award. Hearing procedures that will expedite the hearing may be ordered at the arbitrator's discretion, and the arbitrator may close the hearing in his sole discretion when he decides he has heard sufficient evidence to justify issuance of an award.

The arbitrator's award shall be rendered as expeditiously as possible and in no event later than one week after the close of the hearing. In the event the arbitrator finds that Executive is entitled to the benefits he claimed, the arbitrator shall order the Company to pay such benefits, in the amounts and at such time as the arbitrator determines. The award of the arbitrator shall be final and binding on the parties. The Company shall thereupon pay Executive immediately the amount that the arbitrator orders to be paid in the manner described in the award. The award may be enforced in any appropriate court as soon as possible after its rendition. If any action is brought to confirm the award, no appeal shall be taken by any party from any decision rendered in such action.

If the arbitrator determines either that Executive is entitled to the claimed benefits or that the claim by Executive was made in good faith, the arbitrator shall direct the Company to pay to Executive, and the Company agrees to pay to Executive in accordance with such order, an amount equal to Executive's expenses in pursuing the claim, including attorneys' fees.

22. **<u>Counterparts</u>**: This Agreement and any amendment hereto may be executed in one or more counterparts. All of such counterparts shall constitute one and the

same agreement and shall become effective when a copy signed by each party has been delivered to the other party.

23. **<u>Headings</u>**: Section and other headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

24. **<u>Representation By Counsel; Interpretation</u>**: The Company and Executive each acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the matters contemplated by this Agreement. Accordingly, any rule of law, including but not limited to Section 1654 of the California civil Code, or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the party that drafted it has no application and is expressly waived. The provision of this Agreement shall be interpreted in a reasonable manner to effect the intent of the parties.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

THE COMPANY:

Focus Venture Partners, Inc.

____
By: Chris Ferguson
Its: Chief Executive Officer and President

EXECUTIVE:

____
Theresa Carlise

AMENDMENT #1 TO EMPLOYMENT AGREEMENT

As of the 1st day of March (the "Effective Date"), this Amendment #1 to Employment Agreement ("Amendment #1") is entered into by and between Focus Venture Partners, Inc., a Nevada corporation (the "Company"), and Theresa Carlise (the "Executive").

RECITALS

WHEREAS, the Company and Executive entered into an employment agreement dated February 1, 2013 ("Employment Agreement"), a copy of which is attached hereto as Exhibit A; and

WHEREAS, the Company and Executive desire to enter into this Amendment #1 to modify certain terms of the Employment Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties agree as follows:

1. **Term [section 1]**: The term shall be extended for one year ending February 28, 2015, unless earlier terminated as provided herein (the "Term").

2. **Additional Benefits [sections 6 (a) and severance 7(d)]:** In the event that the Company terminates the Executive "Without Cause" or the Executive Terminates "With Good Reason" of the Employment Agreement, Company shall pay Executive as the unpaid balance of the Base Salary through February 28, 2015, and COBRA payments for 6 months, which shall be the Company's sole obligations post-termination "Without Cause" or "With Good Reason."

3. **Notices [section 16]**: Any notice or other communication provided for in this Agreement shall be in writing and sent if to the Company to its office at:

   5495 Bryson Drive
   Suite 423
   Naples, FL 34109

   if to Executive at:

   754 Shady Lane
   Pittsburgh, PA 15228

   or at such other address as the Company may from time to time in writing designate, and if to Executive at such address as Executive may from time to time in writing designate.

AMENDMENT #2 TO EMPLOYMENT AGREEMENT

As of the 14th day of May 2014 (the "Effective Date"), this Amendment #2 to Employment Agreement and "Amendment #1" is entered into by and between Focus Venture Partners, Inc., a Nevada corporation ("FVP") and FTE Networks, Inc., a Nevada corporation (the "Company") and Theresa Carlise (the "Executive").

RECITALS

WHEREAS, FVP and Executive entered into an employment agreement dated February 1, 2013 ("Employment Agreement"), a copy of which is attached hereto as Exhibit A; and

WHEREAS, FVP and Executive entered into an amendment to the Employment Agreement dated March 1, 2014 ("Amendment# 1"), a copy of which is attached hereto as Exhibit B; and

WHEREAS, FVP, the Company and Executive desire to enter into this Amendment #2 to the Employment Agreement to substitute the Company as the Employer and modify certain terms of the Employment Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties agree as follows:

1. **Duties and Responsibilities [section 2]**: In addition to her duties as discussed herein, Executive shall serve as financial advisor for the Company for the duration of this Agreement . . . . In performance of executive's duties, Executive shall report to and be subject to the direction of the Chief Financial Officer and Chief Executive Officer.

2. **Compensation [section 4]** Executive shall be paid a base salary ("Base Salary") at the annual rate of One Hundred and Fifty Thousand Dollars ($150,000) and an additional Twenty Five Thousand Dollars ($25,000) shall be paid at the end of the Term provided the Executive fulfils her obligations under the Agreement.

3. **Entire Agreement**: The terms of this Amendment #2 supersede any conflicting terms in the Employment Agreement and Amendment #1 to the Employment Agreement. All other terms of the Employment Agreement and Amendment #1 shall remain in full force and effect.

4. **Amendments**: No amendment or modification of the terms of this Amendment #2, Amendment #1 or the Employment Agreement shall be valid unless made in writing and duly executed by both parties.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

Focus Venture Partners, Inc.

By: Michael Palleschi
Title: CEO

THE COMPANY:

FTE Networks, Inc.

By: Michael Palleschi
Title: CEO

EXECUTIVE:

Theresa Carlise

5.14.14

EMPLOYMENT AGREEMENT

As of the 14 day of October, 2013 (the "Effective Date"), this Employment Agreement ("Agreement") is entered into by and between Focus Venture Partners, Inc. (the "Company"), and John Wood (the "Employee").

RECITALS

A. The Employee has agreed to serve as President of Operations, for the Company and in such other capacities as are designated by the Company;

B. The Company and Employee desire to enter into this Agreement setting forth the terms and conditions of Employee's employment with the Company.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties agree as follows:

1. **Term**: The Company shall employ Employee, and Employee hereby accepts employment with the Company, upon the terms and conditions set forth in this Agreement for the period beginning on the Effective Date and ending on the second anniversary thereafter, unless earlier terminated as provided herein (the "Term"). If this Agreement has not been terminated as provided herein, this Agreement shall be extended on a year to year basis until terminated by either party by providing thirty (30) days written notice to the other party.

2. **Services and Exclusivity of Services**: During the Term of this Agreement, Employee shall devote his full business time, energy and ability to the matters related thereto, in order to perform duties as assigned by senior Employees and the Company's board of directors (the "Board"). Employee shall use Employee's best efforts and abilities to promote the Company's interests and shall perform the services contemplated by this Agreement in accordance with policies established by and under the direction of senior Employees and the Board. Employee agrees to serve without additional remuneration in such Employee capacities for one or more Affiliates (as that term is defined herein) of the Company as the Board may from time to time request. Employee agrees to faithfully and diligently promote the business, affairs and interests of the Company and its Affiliates.

   Without the prior express written authorization of the Board, Employee shall not, directly or indirectly, during the Term of this Agreement engage in any activity competitive with or adverse to the Company's business, whether alone, as a partner, officer, director, employee or significant investor of or in any other entity. (An investment of greater than 5% of the outstanding capital or equity securities of an entity shall be deemed significant for these purposes.)

Employee warrants and represents to the Company that Employee (a) is not, to Employee's knowledge, violating and will not violate any contractual, legal, or fiduciary obligations or burdens to which Employee is subject as of the Effective Date by entering into this Agreement or providing services under the Agreement's terms; (b) is, to Employee's knowledge, under no contractual, legal, or fiduciary obligation or burden that will interfere with his ability to perform services under the Agreement's terms; and (c) has no bankruptcies, convictions, disputes with regulatory agencies, or other discloseable or disqualifying events that would have any material impact on the Company or any Affiliate of the Company, or their ability to conduct securities offerings.

3. **Duties and Responsibilities**: During the Term, Employee shall serve as the Company's President of OSP and Wireless Business Units and in such other capacity or capacities as the Board shall reasonably delegate. Employee's duties shall include, without limitation, overall responsibility and authority, subject to authorities and limitations as established by the Board, to implement and continue to develop the business strategies of the Company. In the performance of Employee's duties, Employee shall report to and shall be subject to the direction of the Company's senior Employees and Board.

4. **Compensation**: During the Term of this Agreement, the Company shall pay Employee a weekly salary of THREE THOUSAND TWO HUNDRED FIFTY DOLLARS ($3,250), less required withholdings (the "Base Salary"), pursuant to the Company's normal payroll practices.

5. **Bonus**: In addition to the Base Salary, during the Term, Employee will be eligible to earn a bonus or bonuses as follows: One-Half Percent (1/2%) of Gross Revenue of new business procured by Employee. Bonus compensation earned and payable pursuant to this Section 5, if any, shall be paid in accordance with the Company's customary practices during the calendar year immediately following the calendar year in which the bonus no longer is subject to a substantial risk of forfeiture, and in no event shall such payment be made later than December 31st of such following calendar year.

6. **Restricted Stock/Options**: The Company shall recommend that during the Term Employee receive, or have options for, restricted shares of common stock (the "Shares") in the Company's parent, Beacon Enterprise Solutions Group, Inc. ("Beacon"). The Company shall recommend to Beacon that said Shares or options for Shares vest or become effective, provided this Agreement is in effect, as follows: (1) 250,000 Shares within 60 days of the Effective Date of this Agreement; (2) 250,000 Shares within 6 months of the Effective Date of this Agreement, (3) 250,000 Shares within 1 year of the Effective Date of this Agreement and (4) 250,000 Shares within 18 months of the Effective Date of this Agreement. The rights of Employee for the Shares are subject to approval of, and terms and conditions to be determined by, the Beacon Board of Directors and Compensation Committee.

All unvested Shares shall be automatically forfeited upon termination of this Agreement; provided, however, that if (i) Company terminates this Agreement Without Cause or (ii) Employee terminates this Agreement For Good Reason, Employee shall be entitled to receive a pro rata portion of the Shares that Employee would have earned at the end of the then-current month. All shares that the Employee receives as a result of this Agreement will be non-transferable, restricted shares and the Employee agrees, upon request of Company, to sign all documents and take all actions reasonably requested by the Company in order to effectuate the award of such shares including, without limitation, signing a written acknowledgement agreeing to be bound by the Company's shareholders' agreement. Such shares shall be subject to adjustments such as stock splits and other modifications such that the number of shares stated above shall adjust according to such forward or reverse splits in the Company's stock.

7. **Additional Benefits**: The Company shall provide Employee with the following benefits during the Term:

a) Employee Benefits. Employee shall be entitled to participate in the benefit plans provided by the Company for all employees generally, and for the Company's Employee employees, including the availability of health and dental insurance benefits. The Company shall be entitled to modify, amend or terminate these benefit plans in its sole discretion at any time, provided such modification, amendment or termination is applicable to all employees generally. Any reimbursement of expenses made under this Agreement shall only be made for eligible expenses incurred during the Term of this Agreement.

b) Vacation. Employee shall be entitled to three (3) weeks paid vacation in accordance with the policies, practices and procedures established from time to time by the Company; provided. Any vacation time not used during a calendar year may not be used during any subsequent period.

c) Business Expenses. During the Term of this Agreement, the Company shall reimburse Employee promptly for business expenditures made and substantiated in accordance with policies, practices and procedures established from time to time by the Company and incurred in the pursuit and furtherance of the Company's business and good will.

d) Other Benefits. During the Term of this Agreement, the Company shall provide the following benefits and/or incentives:

i. Auto Allowance: $200/week;
ii. Fuel for Auto ("fuel card");
iii. Use of company credit card for business expenses;
iv. Reimbursement of costs for Employee to relocate to Florida;

8. **Termination**: The employment relationship between Employee and the Company created under this Agreement and all obligations hereunder (except the obligations contained in Sections 9, 10, 11, 12, and 13, which shall survive any termination hereunder) shall terminate before the expiration of the Term of this Agreement upon the occurrence of any one of the following events:

a) Death or Disability of Employee. The death or disability of Employee. For the purposes of this Agreement, disability shall mean the absence of Employee performing Employee's duties with the Company on a full-time basis for a period of six months, as a result of incapacity due to mental or physical illness which is determined to be total and permanent by a physician selected by the Company or its insurers. If Employee shall become disabled, Employee's employment may be terminated by written notice from the Company to Employee.

b) Termination by the Company for Cause. The Company may terminate Employee's employment hereunder for Cause (as such term is defined herein) at any time after providing written notice to Employee. For purposes of this Agreement, the term "Cause" shall mean any of the following: (i) habitual failure of, or neglect by, Employee to perform his duties pursuant to this Agreement; (ii) misconduct in connection with the performance of Employee's duties, including, without limitation, misappropriation of funds or property, or any violation of law or regulations to which Employee is subject; (iii) commission by Employee of an act relating to moral turpitude, dishonesty, theft or unethical business conduct; and (iv) a material breach by Employee of this Agreement.

c) Termination by the Company Without Cause. Subject to the Company's obligations pursuant to Section 9 of this Agreement, the Company may terminate this Agreement and Employee's employment under this Agreement without Cause at any time upon thirty days written notice to Employee, during which period Employee shall not be required to perform any services for the Company other than to assist the Company in training his successor and generally preparing for an orderly transition.

d) Termination by Employee Without Good Reason. Employee may terminate this Agreement and his employment under this Agreement without Good Reason (as such term is defined herein) at any time by giving the Company thirty days prior written notice of the termination. Following any such notice, the Company may reduce or remove any and all of Employee's duties, positions and titles with the Company, and any such reduction or removal shall not constitute a termination by the Company without Cause.

e) Termination by Employee With Good Reason. Employee may terminate this Agreement and his employment under this Agreement with Good Reason by giving the Company thirty days prior written notice of the termination. For purposes of this Agreement, the term "Good Reason" shall mean the occurrence of any of the following without Employee's prior written consent:

(i) requiring Employee to relocate his offices more than forty miles from the current location; (ii) any material breach by the Company of this Agreement; (iii) a material change in the principal line of business of the Company; or (iv) a material diminution in Employee's title, duties, responsibility or authority.

Any event described in (i) through (iv) shall not constitute Good Reason unless Employee delivers to the Company a written notice of termination for Good Reason within ninety days after Employee first learns of the existence of the circumstances giving rise to Good Reason, and within thirty days following delivery of such notice, the Company has failed to cure the circumstances giving rise to Good Reason.

9. **Compensation Upon Termination**: Upon the termination of Employee's employment under this Agreement before the expiration of the Term, Employee shall be entitled to the following:

a) Termination As a Result of Death, Disability, by the Company for Cause, or by Employee Without Good Reason. In the event that Employee's employment is terminated as a result of death, disability, by the Company for Cause, or by Employee without Good Reason, the Company shall, in addition to any benefits provided under any employee benefit plan or program of the Company, pay the following amounts to Employee (or his estate or other legal representative, as the case may be) within the time period required by applicable law (and in all events within thirty days of such termination):

(i) any accrued but unpaid Base Salary for services rendered to the date of termination; and

(ii) any accrued but unpaid expenses required to be reimbursed pursuant to this Agreement; and

The amounts described in Sections 9(a)(i)-(ii) above, together with benefits provided under any employee benefit plan or program of the Company, shall be referred to herein as the "Accrued Obligations."

b) Termination by the Company Without Cause, or by Employee for Good Reason. In the event that Employee's employment is terminated by the Company without Cause or by Employee for Good Reason, Employee shall be entitled to the following:

(i) the Accrued Obligations within the time period required by applicable law (and in all events within thirty days of such termination); and

(ii) subject to compliance with the restrictive covenants in Section 11 of this Agreement, and the execution and timely return by Employee of a release of claims in a form reasonably satisfactory to the Company (the "Release") which the Company shall deliver to Employee

within five business days following the termination of Employee's employment, the Company shall pay Employee an amount equal to six months Base Salary, payable in six equal monthly installments (the "Severance Period"). The first installment shall commence on the sixtieth day following the termination of Employee's employment but shall include all installment amounts that would have been paid during the first sixty days following the termination of Employee's employment had installments commenced immediately following the date of termination;

10. **Obligations of Employee upon Termination or Expiration of this Agreement.** Upon the termination or expiration of this Agreement, Employee shall immediately:

a) Return all of the Company's property;

b) Discontinue the use of any and all of the Company's property and proprietary and confidential information including methods, designs, marketing techniques, contracts, etc., in connection with the operation of the Company;

c) Discontinue the use of all of the Company's trademarks, service marks, slogans or logos and materials that contain such or any colorable imitations or variations thereof. This shall include the immediate cessation and use of all telephone numbers, advertising products, signs, etc., which contain such trademarks, service marks, slogans or logos;

d) Discontinue the use of and return to the Company any and all information documentation in which Employee prepared and/or received while employed by the Company, including, but not limited to, employee manuals, plans, reports, licenses, contracts, purchase orders, letters, memoranda, work product and communications with the Company, its customers and parties relating to matters concerning the Company; and

e) Upon request of the Company, assist and cooperate with and provide all information and documentation to the Company in and concerning matters in which the Employee was involved in any capacity while employed by the Company.

11. **Confidential Information.** Employee acknowledges that the nature of Employee's engagement by the Company is such that Employee shall have access to information of a confidential nature. Such information includes financial, legal, or any other secret or confidential information relating to the business affairs of the Company or its Affiliates (the "Confidential Information"). Employee shall keep all such Confidential Information in confidence during the term of this Agreement and at any time thereafter and shall not disclose any of such Confidential Information to any other person, except to the extend such disclosure is (i) required by applicable law, (ii) lawfully obtainable from other sources, or (iii) authorized in writing by the Company. Upon termination of Employee's employment with the Company for any reason, Employee shall deliver to the

Company all documents, records, notebooks, work-papers and all similar material containing any of the foregoing information, whether prepared by Employee, the Company or anyone else.

12. **Restrictive Covenants**. In consideration for (i) the Company's promise to provide Confidential Information to Employee and Employee's return promise to hold the Company's Confidential Information in trust, (ii) the substantial economic investment made by the Company in the Confidential Information and goodwill of the Company, and the business opportunities disclosed or entrusted to Employee, (iii) the compensation and other benefits provided by the Company to Employee, and (iv) the Company's employment of Employee pursuant to this Agreement, and to protect the Company's Confidential Information, customer relationships, and goodwill, Employee agrees to enter into the following restrictive covenants:

a) Non-Solicitation. Employee agrees that, during the Term and thereafter during the Restricted Period (as such term is defined herein), other than in connection with his authorized duties under this Agreement, Employee shall not, directly or indirectly, either as a principal, manager, agent, employee, consultant, officer, director, stockholder, partner, investor, owner, or lender or in any other capacity, and whether personally or through other persons or entities:

(i) Solicit or attempt to solicit business from, interfere with or attempt to interfere with, or do business with any customer or client of the Company or any Affiliate with whom the Company or any Affiliate did business or who the Company or any Affiliate solicited within the eighteen month period preceding the termination of Employee's employment. This restriction shall only prohibit soliciting, attempting to solicit or transacting business with any person or entity, other than the Company or any Affiliate, engaged in the Business (as such term is defined herein) of the Company or any Affiliate; or

(ii) Solicit, induce or attempt to solicit or induce, engage, or hire, on behalf of himself or any other person or entity, any person who is an employee or consultant of the Company or any Affiliate or who was employed by the Company or any Affiliate within the twelve month period preceding the termination of Employee's employment (general advertisements and similar solicitations not directed at any specific individuals shall not be considered solicitation for this purpose).

For purposes of this Agreement:

"***Restricted Period***" means a period of twelve (12) months immediately following the date of Employee's termination from employment for any reason.

"***Business***" means a person or entity whose business is similar to or in any way competitive with the line of business engaged in by the Company or any Affiliate; or any other business the Company or any Affiliate engages in during Employee's

employment and in which Employee participated or of which Employee had knowledge of Confidential Information.

"***Affiliate***" means, any entity which directly or indirectly controls, is controlled by, or is under common control with the Company for so long as such control exists, where "control" means the decision-making authority as to such entity and, further, where such control shall be presumed to exist where an entity owns more than fifty percent (50%) of the equity having the power to vote on or direct the affairs of the other entity.

b) Tolling. If Employee violates any of the restrictions contained in this Section 12, the Restricted Period shall be suspended and will not run in favor of Employee from the time of the commencement of any violation until the time when Employee cures the violation.

c) Remedies. Employee acknowledges that the restrictions contained in this Section 12, in view of the nature of the Company's business and his position with the Company, are reasonable and necessary to protect the Company's legitimate business interests, Confidential Information and goodwill and that any violation of this Section 12 may result in irreparable injury to the Company. In the event of a breach or threatened breach by Employee of this Section 12, the Company may seek a temporary restraining order and injunctive relief restraining Employee from the commission of any breach. Nothing contained in this Agreement shall be construed as prohibiting the Company from pursuing any other remedies available to it for any breach or threatened breach, including, without limitation, the recovery of money damages. The existence of any claim or cause of action by Employee against the Company not predicated on this Agreement shall not constitute a defense to the enforcement by the Company of this Section 12. If Employee, during the Restricted Period, seeks or is offered employment, or any other position or capacity with another person or entity, Employee agrees to inform each such person or entity of the restrictions in this Section 12. The Company shall be entitled to advise such person or entity of the provisions of this Section 12 and to otherwise deal with such person or entity to ensure that the provisions of this Section 12 are enforced.

d) Reformation. The courts shall be entitled to modify the duration and scope of any restriction contained herein to the extent such restriction would otherwise be unenforceable, and such restriction as modified shall be enforceable. Employee acknowledges that the restrictions imposed by this Agreement are legitimate, reasonable and necessary to protect the Company's investment in its Confidential Information, businesses, customer relationships and the goodwill thereof.

13. Inventions:

a) "Inventions" means all ideas, inventions, discoveries, improvements, trade secrets, formulae, techniques, data, software, programs, systems,

specifications, developments, system architectures, documentation, algorithms, flow charts, logic diagrams, source code, methods, processes, and other information, including works-in-progress, whether or not subject to statutory protection, whether or not reduced to practice, which are conceived, created, authored, developed, or reduced to practice by Employee, either alone or jointly with others, whether on the premises of the Company or not, during any consulting relationship (including, without limitation, all periods of consultancy with or provision of any services to the Company prior to the Effective Date); provided, however, that any of the foregoing occurring neither on the premises of nor through the use of the property of nor at the direction of the Company and which (i) do not relate to the actual or anticipated business, activities, research or investigations of the Company, and (ii) do not result from or are not suggested by work performed by Employee for the Company (whether or not made or conceived during normal working hours or on the premises of the Company) shall not constitute Inventions for purposes of this Agreement.

b) Employee hereby acknowledges and agrees that all copyrightable works included in the Inventions shall be "works made for hire" within the meaning of the Copyright Act of 1976, as amended (17 U.S.C. §101) (the "Act"), and that the Company is to be the "author" within the meaning of the Act. Employee acknowledges and agrees that all Inventions are the sole and exclusive property of the Company. In the event that title to any or all of the Inventions does not or may not, by operation of law, vest in the Company, Employee hereby assigns to Company all its right, title and interest in all Inventions and all copies of them, in whatever medium fixed or embodied, and in all writing relating thereto in Employee's possession or control. Employee hereby expressly waives any moral rights or similar rights in any Invention or any such work made for hire.

c) Employee agrees not to file any patent, copyright or trademark applications relating to any Invention. Employee agrees to assist the Company whether before or after the termination or expiration of this Agreement or any consulting relationship with Company, in perfecting, registering, maintaining, and enforcing, in any jurisdiction, the Company's rights in the Inventions by performing promptly all acts and executing all documents deemed necessary or convenient by the Company.

d) If the Company is unable, after duly reasonable effort, to secure Employee's signature on any such documents, Employee hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Employee's agent and attorney-in-fact, to do all lawfully permitted acts (including, but not limited to, the execution, verification and filing of applicable documents) with the same legal force and effect as if performed by Employee.

14. Severability: If any provision of this Agreement is held to be unenforceable for any reason, it shall be adjusted rather than voided, if possible, to achieve the

intent of the parties to the extent possible. In any event, all other provisions of this Agreement shall be deemed valid and enforceable to the extent possible.

15. **Succession**: This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns and any such successor or assignee shall be deemed substituted for the Company under the terms of this Agreement for all purposes. As used herein, "successor" and "assignee" shall include any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires the stock of the Company or to which the Company assigns this Agreement by operation of law or otherwise. The obligations and duties of Employee hereunder are personal and otherwise not assignable. Employee's obligations and representations under this Agreement will survive the termination of Employee's employment, regardless of the manner of such termination.

16. **Notices**: Any notice or other communication provided for in this Agreement shall be in writing and sent if to the Company to its office at:

    1866 Leithsville Road, #225
    Hellertown, PA 18055

    if to Employee at:

    ____
    ____

    or at such other address as the Company may from time to time in writing designate, and if to Employee at such address as Employee may from time to time in writing designate.

17. **Entire Agreement**: This Agreement contains the entire agreement of the parties relating to the subject matter hereof and supersedes any prior agreements, undertakings, commitments and practices relating to Employee's employment by the Company.

18. **Amendments**: No amendment or modification of the terms of this Agreement shall be valid unless made in writing and duly executed by both parties.

19. **Waiver**: No failure on the part of any party to exercise or delay in exercising any right hereunder shall be deemed a waiver thereof or of any other right, nor shall any single or partial exercise preclude any further or other exercise of such right or any other right.

20. **Governing Law**: This Agreement, and the legal relations between the parties, shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to conflicts of law doctrine.

21. **Arbitration**: Employee and the Company agree that any claim, controversy or dispute between Employee and the Company or any Affiliate (including, without limitation, their respective stockholders, directors, officers, employees, representatives or agents) arising out of or relating to this Agreement, except for any alleged breach of Section 12 of this Agreement, shall be submitted to and be settled by binding arbitration in a forum of the American Arbitration Association ("AAA") located in Lehigh County, the Commonwealth of Pennsylvania. In such arbitration: (a) the arbitrator shall agree to treat as confidential evidence and other information presented by the parties to the same extent as Confidential Information under this Agreement must be held confidential by Employee and (b) the arbitrator shall have no authority to amend or modify any of the terms of this Agreement. Any arbitration award shall be final and binding upon the parties, and any court (state or federal) having jurisdiction may enter a judgment on the award.

22. **Counterparts**: This Agreement and any amendments hereto may be executed in one or more counterparts. All of such counterparts shall constitute one and the same agreement and shall become effective when a copy signed by each party has been delivered to the other party.

23. **Headings**: Section and other headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

24. **Representation By Counsel; Interpretation**: The Company and Employee each acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the matters contemplated by this Agreement. Accordingly, any rule of law, or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the party that drafted it has no application and is expressly waived. The provision of this Agreement shall be interpreted in a reasonable manner to effect the intent of the parties.

25. **Section 409A**:

a) The Company and Employee intend that the payments and benefits provided for in this Agreement either be exempt from Section 409A of the Internal Revenue Code, as amended (the "Code"), or be provided in a manner that complies with Section 409A, and any ambiguity herein shall be interpreted so as to be consistent with the intent of this Section 25. In no event whatsoever shall the Company be liable for any additional tax, interest or penalty that may be imposed on Employee by Section 409A or damages for failing to comply with Section 409A. Notwithstanding anything contained herein to the contrary, all payments and benefits under Section 9 of this Agreement shall be paid or provided only at the time of a termination of Employee's employment that constitutes a "separation from service" from the Company within the meaning of Section 409A and the regulations and guidance promulgated thereunder (determined after applying the presumptions set forth in Treas. Reg. Section

1.409A-1(h)(1)). Further, if at the time of Employee's termination of employment with the Company, Employee is a "specified employee" as defined in Section 409A as determined by the Company in accordance with Section 409A, and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in payments or benefits ultimately paid or provided to Employee) until the date that is at least six months following Employee's termination of employment with the Company (or the earliest date permitted under Section 409A of the Code) (the "Permitted Payment Date"). Thereafter, payments will commence and continue in accordance with this Agreement until paid in full; provided that any payment that is delayed pursuant to the provisions of the immediately preceding sentence shall instead be paid in a lump sum (subject to all applicable withholding) promptly following the Permitted Payment Date.

b) Notwithstanding anything to the contrary in this Agreement, in-kind benefits and reimbursements provided under this Agreement during any calendar year shall not affect in-kind benefits or reimbursements to be provided in any other calendar year, other than an arrangement providing for the reimbursement of medical expenses referred to in Section 105(b) of the Code, and are not subject to liquidation or exchange for another benefit. Notwithstanding anything to the contrary in this Agreement, reimbursement requests must be timely submitted by Employee and, if timely submitted, reimbursement payments shall be promptly made to Employee following such submission, but in no event later than December 31 of the calendar year following the calendar year in which the expense was incurred. In no event shall Employee be entitled to any reimbursement payments after December 31 of the calendar year following the calendar year in which the expense was incurred. This Section 25 shall only apply to in-kind benefits and reimbursements that would result in taxable compensation income to Employee.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

THE COMPANY:

Focus Venture Partners, Inc.

By: Michael Paulsen

Title: COO

EMPLOYEE:

John Wood

EMPLOYMENT AGREEMENT

As of the 2nd day of June 2014 (the "Effective Date"), this Employment Agreement ("Agreement") is entered into by and between FTE Networks, Inc. (the "Company"), and David Lethem (the "Employee").

RECITALS

A. The Employee has agreed to serve as Chief Financial Officer, for the Company and in such other capacities as are designated by the Company;

B. The Company and Employee desire to enter into this Agreement setting forth the terms and conditions of Employee's employment with the Company.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties agree as follows:

1. **Term**: The Company shall employ Employee, and Employee hereby accepts employment with the Company, upon the terms and conditions set forth in this Agreement for the period beginning on the Effective Date and ending on the second anniversary thereafter, unless earlier terminated as provided herein (the "Term"). If this Agreement has not been terminated as provided herein, this Agreement shall be extended on a year-to-year basis until terminated by either party by providing thirty (30) days written notice to the other party.

2. **Services and Exclusivity of Services**: During the Term of this Agreement, Employee shall devote his full business time, energy and ability to the matters related thereto, in order to perform duties as assigned by senior Employees and the Company's board of directors (the "Board"). Employee shall use Employee's best efforts and abilities to promote the Company's interests and shall perform the services contemplated by this Agreement in accordance with policies established by and under the direction of senior Employees and the Board. Employee agrees to serve without additional remuneration in such Employee capacities for one or more Affiliates (as that term is defined herein) of the Company as the Board may from time to time request. Employee agrees to faithfully and diligently promote the business, affairs and interests of the Company and its Affiliates.

   Without the prior express written authorization of the Board, Employee shall not, directly or indirectly, during the Term of this Agreement engage in any activity competitive with or adverse to the Company's business, whether alone, as a partner, officer, director, employee or significant investor of or in any other entity. (An investment of greater than 5% of the outstanding capital or equity securities of an entity shall be deemed significant for these purposes.)

Employee warrants and represents to the Company that Employee (a) is not, to Employee's knowledge, violating and will not violate any contractual, legal, or fiduciary obligations or burdens to which Employee is subject as of the Effective Date by entering into this Agreement or providing services under the Agreement's terms; (b) is, to Employee's knowledge, under no contractual, legal, or fiduciary obligation or burden that will interfere with his ability to perform services under the Agreement's terms; and (c) has no bankruptcies, convictions, disputes with regulatory agencies, or other discloseable or disqualifying events that would have any material impact on the Company or any Affiliate of the Company, or their ability to conduct securities offerings.

3. **Duties and Responsibilities**: During the Term, Employee shall serve as the Company's President of OSP and Wireless Business Units and in such other capacity or capacities as the Board shall reasonably delegate. Employee's duties shall include, without limitation, overall responsibility and authority, subject to authorities and limitations as established by the Board, to implement and continue to develop the business strategies of the Company. In the performance of Employee's duties, Employee shall report to and shall be subject to the direction of the Company's senior Employees and Board.

4. **Compensation**: During the Term of this Agreement, the Company shall pay Employee a bi-weekly salary of FOUR THOUSAND SIX HUNDRED FIFTEEN DOLLARS and THRTY EIGHT CENTS ($4,615.38), less required withholdings (the "Base Salary"), pursuant to the Company's normal payroll practices.

5. **Bonus**: In addition to the Base Salary, during the Term, Employee will be eligible to participate in the Company bonus program. Bonus compensation earned and payable pursuant to this Section 5, if any, shall be paid in accordance with the Company's customary practices.

6. **Restricted Stock/Options**: The Company shall recommend that during the Term Employee receive, or have options for, restricted shares of common stock (the "Shares") in the Company. The Company shall recommend to the board that said Shares or options for Shares vest or become effective, provided this Agreement is in effect, as follows: (1) 50,000 Shares within 60 days of the Effective Date of this Agreement; (2) 50,000 Shares within 6 months of the Effective Date of this Agreement, (3) 50,000 Shares within 1 year of the Effective Date of this Agreement. The rights of Employee for the Shares are subject to approval of, and terms and conditions to be determined by, the FTE Board of Directors and Compensation Committee.

   All unvested Shares shall be automatically forfeited upon termination of this Agreement; provided, however, that if (i) Company terminates this Agreement Without Cause or (ii) Employee terminates this Agreement For Good Reason, Employee shall be entitled to receive a pro rata portion of the Shares that Employee would have earned at the end of the then-current month. All shares that the Employee receives as a result of this Agreement will be non-transferable, restricted shares and the Employee agrees, upon request of Company, to sign all documents

and take all actions reasonably requested by the Company in order to effectuate the award of such shares including, without limitation, signing a written acknowledgement agreeing to be bound by the Company's shareholders' agreement. Such shares shall be subject to adjustments such as stock splits and other modifications such that the number of shares stated above shall adjust according to such forward or reverse splits in the Company's stock.

7. **Additional Benefits**: The Company shall provide Employee with the following benefits during the Term:

   a) Employee Benefits. Employee shall be entitled to participate in the benefit plans provided by the Company for all employees generally, and for the Company's Employee employees, including the availability of health and dental insurance benefits. The Company shall be entitled to modify, amend or terminate these benefit plans in its sole discretion at any time, provided such modification, amendment or termination is applicable to all employees generally. Any reimbursement of expenses made under this Agreement shall only be made for eligible expenses incurred during the Term of this Agreement.

   b) Vacation. Employee shall be entitled to three (3) weeks paid vacation in accordance with the policies, practices and procedures established from time to time by the Company; provided. Any vacation time not used during a calendar year may not be used during any subsequent period.

   c) Business Expenses. During the Term of this Agreement, the Company shall reimburse Employee promptly for business expenditures made and substantiated in accordance with policies, practices and procedures established from time to time by the Company and incurred in the pursuit and furtherance of the Company's business and good will.

8. **Termination**: The employment relationship between Employee and the Company created under this Agreement and all obligations hereunder (except the obligations contained in Sections 9, 10, 11, 12, and 13, which shall survive any termination hereunder) shall terminate before the expiration of the Term of this Agreement upon the occurrence of any one of the following events:

   a) Death or Disability of Employee. The death or disability of Employee. For the purposes of this Agreement, disability shall mean the absence of Employee performing Employee's duties with the Company on a full-time basis for a period of six months, as a result of incapacity due to mental or physical illness which is determined to be total and permanent by a physician selected by the Company or its insurers. If Employee shall become disabled, Employee's employment may be terminated by written notice from the Company to Employee.

b) Termination by the Company for Cause. The Company may terminate Employee's employment hereunder for Cause (as such term is defined herein) at any time after providing written notice to Employee. For purposes of this Agreement, the term "Cause" shall mean any of the following: (i) habitual failure of, or neglect by, Employee to perform his duties pursuant to this Agreement; (ii) misconduct in connection with the performance of Employee's duties, including, without limitation, misappropriation of funds or property, or any violation of law or regulations to which Employee is subject; (iii) commission by Employee of an act relating to moral turpitude, dishonesty, theft or unethical business conduct; and (iv) a material breach by Employee of this Agreement.

c) Termination by the Company Without Cause. Subject to the Company's obligations pursuant to Section 9 of this Agreement, the Company may terminate this Agreement and Employee's employment under this Agreement without Cause at any time upon thirty days written notice to Employee, during which period Employee shall not be required to perform any services for the Company other than to assist the Company in training his successor and generally preparing for an orderly transition.

d) Termination by Employee Without Good Reason. Employee may terminate this Agreement and his employment under this Agreement without Good Reason (as such term is defined herein) at any time by giving the Company thirty days prior written notice of the termination. Following any such notice, the Company may reduce or remove any and all of Employee's duties, positions and titles with the Company, and any such reduction or removal shall not constitute a termination by the Company without Cause.

e) Termination by Employee With Good Reason. Employee may terminate this Agreement and his employment under this Agreement with Good Reason by giving the Company thirty days prior written notice of the termination. For purposes of this Agreement, the term "Good Reason" shall mean the occurrence of any of the following without Employee's prior written consent: (i) requiring Employee to relocate his offices more than forty miles from the current location; (ii) any material breach by the Company of this Agreement; (iii) a material change in the principal line of business of the Company; or (iv) a material diminution in Employee's title, duties, responsibility or authority.

Any event described in (i) through (iv) shall not constitute Good Reason unless Employee delivers to the Company a written notice of termination for Good Reason within ninety days after Employee first learns of the existence of the circumstances giving rise to Good Reason, and within thirty days following delivery of such notice, the Company has failed to cure the circumstances giving rise to Good Reason.

9. **Compensation Upon Termination**: Upon the termination of Employee's employment under this Agreement before the expiration of the Term, Employee shall be entitled to the following:

a) Termination As a Result of Death, Disability, by the Company for Cause, or by Employee Without Good Reason. In the event that Employee's employment is terminated as a result of death, disability, by the Company for Cause, or by Employee without Good Reason, the Company shall, in addition to any benefits provided under any employee benefit plan or program of the Company, pay the following amounts to Employee (or his estate or other legal representative, as the case may be) within the time period required by applicable law (and in all events within thirty days of such termination):

(i) any accrued but unpaid Base Salary for services rendered to the date of termination; and

(ii) any accrued but unpaid expenses required to be reimbursed pursuant to this Agreement; and

The amounts described in Sections 9(a)(i)-(ii) above, together with benefits provided under any employee benefit plan or program of the Company, shall be referred to herein as the "Accrued Obligations."

b) Termination by the Company Without Cause, or by Employee for Good Reason. In the event that Employee's employment is terminated by the Company without Cause or by Employee for Good Reason, Employee shall be entitled to the following:

(i) the Accrued Obligations within the time period required by applicable law (and in all events within thirty days of such termination); and

(ii) subject to compliance with the restrictive covenants in Section 11 of this Agreement, and the execution and timely return by Employee of a release of claims in a form reasonably satisfactory to the Company (the "Release") which the Company shall deliver to Employee within five business days following the termination of Employee's employment, the Company shall pay Employee an amount equal to six months Base Salary, payable in six equal monthly installments (the "Severance Period"). The first installment shall commence on the sixtieth day following the termination of Employee's employment but shall include all installment amounts that would have been paid during the first sixty days following the termination of Employee's employment had installments commenced immediately following the date of termination;

10. Obligations of Employee upon Termination or Expiration of this Agreement. Upon the termination or expiration of this Agreement, Employee shall immediately:

a) Return all of the Company's property;

b) Discontinue the use of any and all of the Company's property and proprietary and confidential information including methods, designs, marketing techniques, contracts, etc., in connection with the operation of the Company;

c) Discontinue the use of all of the Company's trademarks, service marks, slogans or logos and materials that contain such or any colorable imitations or variations thereof. This shall include the immediate cessation and use of all telephone numbers, advertising products, signs, etc., which contain such trademarks, service marks, slogans or logos;

d) Discontinue the use of and return to the Company any and all information documentation in which Employee prepared and/or received while employed by the Company, including, but not limited to, employee manuals, plans, reports, licenses, contracts, purchase orders, letters, memoranda, work product and communications with the Company, its customers and parties relating to matters concerning the Company; and

e) Upon request of the Company, assist and cooperate with and provide all information and documentation to the Company in and concerning matters in which the Employee was involved in any capacity while employed by the Company.

11. <u>Confidential Information</u>. Employee acknowledges that the nature of Employee's engagement by the Company is such that Employee shall have access to information of a confidential nature. Such information includes financial, legal, or any other secret or confidential information relating to the business affairs of the Company or its Affiliates (the "Confidential Information"). Employee shall keep all such Confidential Information in confidence during the term of this Agreement and at any time thereafter and shall not disclose any of such Confidential Information to any other person, except to the extend such disclosure is (i) required by applicable law, (ii) lawfully obtainable from other sources, or (iii) authorized in writing by the Company. Upon termination of Employee's employment with the Company for any reason, Employee shall deliver to the Company all documents, records, notebooks, work-papers and all similar material containing any of the foregoing information, whether prepared by Employee, the Company or anyone else.

12. <u>Restrictive Covenants</u>. In consideration for (i) the Company's promise to provide Confidential Information to Employee and Employee's return promise to hold the Company's Confidential Information in trust, (ii) the substantial economic investment made by the Company in the Confidential Information and goodwill of the Company, and the business opportunities disclosed or entrusted to Employee, (iii) the compensation and other benefits provided by the Company to Employee, and (iv) the Company's employment of Employee pursuant to this Agreement, and to protect the Company's Confidential Information, customer relationships, and goodwill, Employee agrees to enter into the following restrictive covenants:

a) Non-Solicitation. Employee agrees that, during the Term and thereafter during the Restricted Period (as such term is defined herein), other than in connection with his authorized duties under this Agreement, Employee shall not, directly or indirectly, either as a principal, manager, agent, employee, consultant, officer, director, stockholder, partner, investor, owner, or lender or in any other capacity, and whether personally or through other persons or entities:

(i) Solicit or attempt to solicit business from, interfere with or attempt to interfere with, or do business with any customer or client of the Company or any Affiliate with whom the Company or any Affiliate did business or who the Company or any Affiliate solicited within the eighteen month period preceding the termination of Employee's employment. This restriction shall only prohibit soliciting, attempting to solicit or transacting business with any person or entity, other than the Company or any Affiliate, engaged in the Business (as such term is defined herein) of the Company or any Affiliate; or

(ii) Solicit, induce or attempt to solicit or induce, engage, or hire, on behalf of himself or any other person or entity, any person who is an employee or consultant of the Company or any Affiliate or who was employed by the Company or any Affiliate within the twelve month period preceding the termination of Employee's employment (general advertisements and similar solicitations not directed at any specific individuals shall not be considered solicitation for this purpose).

For purposes of this Agreement:

"***Restricted Period***" means a period of twelve (12) months immediately following the date of Employee's termination from employment for any reason.

"***Business***" means a person or entity whose business is similar to or in any way competitive with the line of business engaged in by the Company or any Affiliate; or any other business the Company or any Affiliate engages in during Employee's employment and in which Employee participated or of which Employee had knowledge of Confidential Information.

"***Affiliate***" means, any entity which directly or indirectly controls, is controlled by, or is under common control with the Company for so long as such control exists, where "control" means the decision-making authority as to such entity and, further, where such control shall be presumed to exist where an entity owns more than fifty percent (50%) of the equity having the power to vote on or direct the affairs of the other entity.

b) Tolling. If Employee violates any of the restrictions contained in this Section 12, the Restricted Period shall be suspended and will not run in favor of Employee from the time of the commencement of any violation until the time when Employee cures the violation.

c) Remedies. Employee acknowledges that the restrictions contained in this Section 12, in view of the nature of the Company's business and his position with the Company, are reasonable and necessary to protect the Company's legitimate business interests, Confidential Information and goodwill and that any violation of this Section 12 may result in irreparable injury to the Company. In the event of a breach or threatened breach by Employee of this Section 12, the Company may seek a temporary restraining order and injunctive relief restraining Employee from the commission of any breach. Nothing contained in this Agreement shall be construed as prohibiting the Company from pursuing any other remedies available to it for any breach or threatened breach, including, without limitation, the recovery of money damages. The existence of any claim or cause of action by Employee against the Company not predicated on this Agreement shall not constitute a defense to the enforcement by the Company of this Section 12. If Employee, during the Restricted Period, seeks or is offered employment, or any other position or capacity with another person or entity, Employee agrees to inform each such person or entity of the restrictions in this Section 12. The Company shall be entitled to advise such person or entity of the provisions of this Section 12 and to otherwise deal with such person or entity to ensure that the provisions of this Section 12 are enforced.

d) Reformation. The courts shall be entitled to modify the duration and scope of any restriction contained herein to the extent such restriction would otherwise be unenforceable, and such restriction as modified shall be enforceable. Employee acknowledges that the restrictions imposed by this Agreement are legitimate, reasonable and necessary to protect the Company's investment in its Confidential Information, businesses, customer relationships and the goodwill thereof.

13. Inventions:

a) "Inventions" means all ideas, inventions, discoveries, improvements, trade secrets, formulae, techniques, data, software, programs, systems, specifications, developments, system architectures, documentation, algorithms, flow charts, logic diagrams, source code, methods, processes, and other information, including works-in-progress, whether or not subject to statutory protection, whether or not reduced to practice, which are conceived, created, authored, developed, or reduced to practice by Employee, either alone or jointly with others, whether on the premises of the Company or not, during any consulting relationship (including, without limitation, all periods of consultancy with or provision of any services to the Company prior to the Effective Date); provided, however, that any of the foregoing occurring neither on the premises of nor through the use of the property of nor at the direction of the Company and which (i) do not relate to the actual or anticipated business, activities, research or investigations of the Company, and (ii) do not result from or are not suggested by work performed by Employee for the Company (whether or not made or conceived during normal working hours or on the premises of the Company) shall not constitute Inventions for purposes of this Agreement.

b) Employee hereby acknowledges and agrees that all copyrightable works included in the Inventions shall be "works made for hire" within the meaning of the Copyright Act of 1976, as amended (17 U.S.C. §101) (the "Act"), and that the Company is to be the "author" within the meaning of the Act. Employee acknowledges and agrees that all Inventions are the sole and exclusive property of the Company. In the event that title to any or all of the Inventions does not or may not, by operation of law, vest in the Company, Employee hereby assigns to Company all its right, title and interest in all Inventions and all copies of them, in whatever medium fixed or embodied, and in all writing relating thereto in Employee's possession or control. Employee hereby expressly waives any moral rights or similar rights in any Invention or any such work made for hire.

c) Employee agrees not to file any patent, copyright or trademark applications relating to any Invention. Employee agrees to assist the Company whether before or after the termination or expiration of this Agreement or any consulting relationship with Company, in perfecting, registering, maintaining, and enforcing, in any jurisdiction, the Company's rights in the Inventions by performing promptly all acts and executing all documents deemed necessary or convenient by the Company.

d) If the Company is unable, after duly reasonable effort, to secure Employee's signature on any such documents, Employee hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Employee's agent and attorney-in-fact, to do all lawfully permitted acts (including, but not limited to, the execution, verification and filing of applicable documents) with the same legal force and effect as if performed by Employee.

14. Severability: If any provision of this Agreement is held to be unenforceable for any reason, it shall be adjusted rather than voided, if possible, to achieve the intent of the parties to the extent possible. In any event, all other provisions of this Agreement shall be deemed valid and enforceable to the extent possible.

15. Succession: This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns and any such successor or assignee shall be deemed substituted for the Company under the terms of this Agreement for all purposes. As used herein, "successor" and "assignee" shall include any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires the stock of the Company or to which the Company assigns this Agreement by operation of law or otherwise. The obligations and duties of Employee hereunder are personal and otherwise not assignable. Employee's obligations and representations under this Agreement will survive the termination of Employee's employment, regardless of the manner of such termination.

16. Notices: Any notice or other communication provided for in this Agreement shall be in writing and sent if to the Company to its office at:

5495 Bryson Drive, Suite 423

Naples, Florida 34109

if to Employee at:

12378 Rock Ridge Lane
Ft Myers, Florida 33913

or at such other address as the Company may from time to time in writing designate, and if to Employee at such address as Employee may from time to time in writing designate.

17. **Entire Agreement**: This Agreement contains the entire agreement of the parties relating to the subject matter hereof and supersedes any prior agreements, undertakings, commitments and practices relating to Employee's employment by the Company.

18. **Amendments**: No amendment or modification of the terms of this Agreement shall be valid unless made in writing and duly executed by both parties.

19. **Waiver**: No failure on the part of any party to exercise or delay in exercising any right hereunder shall be deemed a waiver thereof or of any other right, nor shall any single or partial exercise preclude any further or other exercise of such right or any other right.

20. **Governing Law**: This Agreement, and the legal relations between the parties, shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to conflicts of law doctrine.

21. **Arbitration**: Employee and the Company agree that any claim, controversy or dispute between Employee and the Company or any Affiliate (including, without limitation, their respective stockholders, directors, officers, employees, representatives or agents) arising out of or relating to this Agreement, except for any alleged breach of Section 12 of this Agreement, shall be submitted to and be settled by binding arbitration in a forum of the American Arbitration Association ("AAA") located in Lehigh County, the Commonwealth of Pennsylvania. In such arbitration: (a) the arbitrator shall agree to treat as confidential evidence and other information presented by the parties to the same extent as Confidential Information under this Agreement must be held confidential by Employee and (b) the arbitrator shall have no authority to amend or modify any of the terms of this Agreement. Any arbitration award shall be final and binding upon the parties, and any court (state or federal) having jurisdiction may enter a judgment on the award.

22. **Counterparts**: This Agreement and any amendments hereto may be executed in one or more counterparts. All of such counterparts shall constitute one and the same agreement and shall become effective when a copy signed by each party has been delivered to the other party.

23. **Headings**: Section and other headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

24. **Representation By Counsel; Interpretation**: The Company and Employee each acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the matters contemplated by this Agreement. Accordingly, any rule of law, or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the party that drafted it has no application and is expressly waived. The provision of this Agreement shall be interpreted in a reasonable manner to effect the intent of the parties.

25. **Section 409A**:

a) The Company and Employee intend that the payments and benefits provided for in this Agreement either be exempt from Section 409A of the Internal Revenue Code, as amended (the "Code"), or be provided in a manner that complies with Section 409A, and any ambiguity herein shall be interpreted so as to be consistent with the intent of this Section 25. In no event whatsoever shall the Company be liable for any additional tax, interest or penalty that may be imposed on Employee by Section 409A or damages for failing to comply with Section 409A. Notwithstanding anything contained herein to the contrary, all payments and benefits under Section 9 of this Agreement shall be paid or provided only at the time of a termination of Employee's employment that constitutes a "separation from service" from the Company within the meaning of Section 409A and the regulations and guidance promulgated thereunder (determined after applying the presumptions set forth in Treas. Reg. Section 1.409A-1(h)(1)). Further, if at the time of Employee's termination of employment with the Company, Employee is a "specified employee" as defined in Section 409A as determined by the Company in accordance with Section 409A, and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in payments or benefits ultimately paid or provided to Employee) until the date that is at least six months following Employee's termination of employment with the Company (or the earliest date permitted under Section 409A of the Code) (the "Permitted Payment Date"). Thereafter, payments will commence and continue in accordance with this Agreement until paid in full; provided that any payment that is delayed pursuant to the provisions of the immediately preceding sentence shall instead be paid in a lump sum (subject to all applicable withholding) promptly following the Permitted Payment Date.

b) Notwithstanding anything to the contrary in this Agreement, in-kind benefits and reimbursements provided under this Agreement during any calendar year shall not affect in-kind benefits or reimbursements to be provided in any other calendar year, other than an arrangement providing for the reimbursement of

medical expenses referred to in Section 105(b) of the Code, and are not subject to liquidation or exchange for another benefit. Notwithstanding anything to the contrary in this Agreement, reimbursement requests must be timely submitted by Employee and, if timely submitted, reimbursement payments shall be promptly made to Employee following such submission, but in no event later than December 31 of the calendar year following the calendar year in which the expense was incurred. In no event shall Employee be entitled to any reimbursement payments after December 31 of the calendar year following the calendar year in which the expense was incurred. This Section 25 shall only apply to in-kind benefits and reimbursements that would result in taxable compensation income to Employee.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

THE COMPANY:

FTE Networks, Inc.

/s/ Michael Palleschi
By: Michael Palleschi
Title: Chief Executive Officer

EMPLOYEE:

/s/ David Lethem
By: David Lethem

EXHIBIT A

June 2, 2014

John Klumpp
1456 Palma Blanca Ct.
Naples, Florida 34119

Appointment Letter Agreement – FTE Networks, Inc. Board of Directors

Dear Mr. Klumpp:

We are pleased to tell you that the Board of Directors (the "Board") of FTE Networks, Inc. (the "Company") has elected you to serve as a member of the Board commencing from June 2, 2014.

1. Your Duties:

a) You will be expected to attend (either in person or by teleconference) all regular meetings of the Board, of which we expect to hold approximately four to six per annum, as well as to attend (either in person or by teleconference), if feasible, any special meetings of the Board and to sign all written consents if you deem appropriate. In addition, you will be expected to perform such other duties as are reasonably contemplated by your holding office as a director of the Company or which may reasonably be assigned to you by the Board from time to time, including Committee(s) membership.

b) As a director you will at all times act as a fiduciary in the service of the best interests of the Company. In addition, you agree to (i) provide all information regarding yourself as the Company requires to satisfy its disclosure obligations under applicable securities laws; and (ii) timely file with the Securities and Exchange Commission all reports and schedules required of you in your personal capacity by virtue of your relationship with the Company (e.g., Forms 3, 4 and 5 as contemplated by Section 16(a) of the Securities Exchange Act of 1934). The Company will provide the necessary forms to you and will assist you to file the required reports and schedules.

c) As you will appreciate, your time commitment will ultimately be a function of the matters confronting the Company from time to time and matters properly requiring your attention as a director of the Company.

d) You shall comply with all the fiduciary-duty obligations of a director as imposed by Florida law. Without limitation, you specifically agree not to, during the time of your service on the Company's Board, serve as a director of or a consultant to any of the companies listed on Exhibit A hereto. Subject to your fiduciary-duty obligations as a director as imposed by Florida law, this Letter does not otherwise restrict you from accepting appointment as a director of any other company, providing consulting services, becoming employed by or engaging in any other business or other activity whatsoever.

2. Remuneration:

a) Annual Options: The Company expects to provide you and other outside directors, for service on the Board, stock in the form of (i) 50,000 shares of Series D Preferred Stock and (ii) an annual grant of 100,000 five-year stock options under the Company's 2014 Stock Plan with an exercise price equal to the mean average of the closing sale prices of Company common stock for the 10 trading days immediately before the date of grant (or, the date-of-grant closing sale price of Company common stock on any national securities exchange on which Company common stock is listed, if it has become so listed), which annual options would vest in one lump amount immediately upon grant, subject to continuation of service. Such stock options shall remain exercisable until the earlier of the scheduled expiration date or 18 months after the cessation of service, whichever is sooner.

b) Cash: You shall receive an annual cash stipend at a rate of $20,000, payable $5,000 quarterly on the first day of each calendar quarter, for your service on the Board.

c) Expenses: Subject to you providing the Company with receipts or other evidence of payment, the Company will pay for or reimburse you for all travelling, hotel and other expenses reasonably incurred by you in connection with attending and returning from Board or Committee meetings or otherwise in connection with the Company's business. "Reasonable" air travel expenses assume economy class for flights under 4 hours and business class for flights over 4 hours.

3. Termination of Director Status:

a) Your status as a Director may be terminated at any time by the vote of the stockholders of the Company (including any failure to elect you for an ensuing term at any annual meeting of stockholders) in accordance with the certificate of incorporation and bylaws of the Company. Any such termination will not affect your rights under options that have become vested, subject to the post-service exercisability period.

b) You acknowledge and agree that if the stockholders of the Company terminate your status as a Director (including any failure to elect you for an ensuing term

at any annual meeting of stockholders), you will have no claim of any kind against, other than indemnity claims, against the Company by reason of the termination.

c) You are at liberty to resign from the Board at any time by notice in writing to the Company.

4. What happens after termination of Director Status?

If your Director status is terminated for any reason or you resign for any reason:

a) The Company may set off any amounts you owe the Company against any amounts the Company owes to you as a Director at the date of termination except for amounts the Company is not entitled by law to set off;

b) You must return all the Company's property (including property leased by the Company) to the Company on termination including all written or machine readable material, software, computers, credit cards, keys and vehicles; and

c) You shall return to the Company all confidential information and documentation (including any copies thereof) regarding the Company and its affiliates (including confidential information of third parties entrusted to the Company) within 5 days following the Company's request to delete or destroy any electronic or written information relating to the Company, as shall be requested by the Company.

5. Confidential Information:

a) You acknowledge and agree that during your service with the Company, you will receive confidential information regarding the Company and its affiliates (including confidential information of third parties entrusted to the Company) and that you will not disclose any such information to any other party nor use for your own benefit or for the benefit or for the benefit of any third person any of the confidential information so obtained at any time during or after the term of your service with the Company without the Company's prior written consent.

b) You recognize and affirm that in the event of your breach of any provision of this Section 5, money damages would be inadequate and the Company and its subsidiaries would have no adequate remedy at law. Accordingly, you agree that in the event of a breach or threatened breach by you of the provisions of this Section 5, the Company, in addition and supplementary to any other rights and remedies existing in its favor, may apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive r other relief in order to enforce or prevent any violations of the provisions hereof (without posting a bond or other security).

6. Protection:

a) During the term of your engagement hereunder, the Company will procure and maintain directors' and officers' liability insurance policies with a minimum of $2,000,000 Aggregate Limit, and to ensure you are included as an insured thereunder.

b) The Company will enter into a standard and customary Indemnification Agreement with you on terms reasonably acceptable to you which will provide for (i) your indemnification by the Company to the fullest extent permitted by law for all acts and/or omissions directly and/or indirectly related to any services provided by you to the Company and (ii) a continuing obligation for the payment of your expenses in the event any action and/or investigation in commenced regarding any acts/or omissions directly and/or indirectly related to any services provided to you by the Company, including any action and/or investigation that begins after your service as a Director has ended.

7. Miscellaneous:

a) Alterations: This Letter cannot be amended except in writing signed by each party.

b) Entire Agreement: This Letter constitutes the entire agreement between the parties in connection with its subject matter and supersedes all previous agreements or understandings between the parties in connection with its subject matter.

c) Further Action: Each party must do, at its own expense, everything reasonably necessary(including executing documents) to give full effect to the performance of his/its obligations under this Letter and the transactions contemplated by it.

d) Waiver: A party does not waive a right, power or remedy (or any other right, power or remedy) if it fails to exercise or delays in exercising the right, power or remedy. A single or partial exercise of a right, power or remedy does not prevent another of further exercise of that or another right, power or remedy. A waiver of a right, power or remedy must be in writing and signed by the party giving the waiver.

e) Relationship: This Letter does not create a relationship of employment, agency or partnership between parties. Unless the Board adopts a specific resolution so providing, you do not have authority to bind the Company to any contract or commitment; and you agree not to purport to do so.

f) Governing Law: This Letter shall be governed by and construed in accordance with the laws of Florida (without giving effect to choice of law principles or rules thereof that would cause the application to the laws of any jurisdiction other than Florida).

g) Severability: Any provision of this Letter which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating or affecting the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdictions.

h) Counterparts: This Letter may be executed in counterparts. All executed counterparts constitute one document.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date set forth below.

DIRECTOR

By: /s/ John Klumpp

John Klumpp
1456 Palma Blanca Ct
Naples, Florida 34119

Date: June 2, 2014

FTE NETWORKS, INC.

By: /s/ Michael Palleschi

Michael Palleschi, CEO
5495 Bryson Drive, Suite 423
Naples, Florida 34109

Date: June 2, 2014

EXECTIVE EMPLOYMENT AGREEMENT

As of the 13th day of June, 2014, this EMPLOYMENT AGREEMENT is entered into by and FTE Networks, Inc, a Nevada corporation (the "Company"), and Michael Palleschi undersigned individual ("Executive").

RECITALS

A. The Executive has been elected to continue serve as a director of the Company and the Company desires the Employee Director to continue in such capacity.

B. The Executive has agreed to continue to serve as an executive officer of the Company as the Chief Executive Officer ("CEO").

C. The Company and Executive desire to enter into this Executive Employment Agreement setting forth the terms and conditions of Executive's employment with the Company.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the Company and Executive agree as follows:

1. Employment.

(a) Term. The Company hereby employs Executive to serve as Chief Executive Officer ("CEO") of the Company. The employment with the Company is period of time commencing June 13, 2014 for a thirty-six (36) month period. After thirty-six (36) months, the Company or the Executive is free to terminate the employment relationship at any time, subject to the other provisions of this Agreement.

(b) Duties and Responsibilities. Executive will be reporting to the Company's Board of Directors. Within the limitations established by the Bylaws of the Company, the Executive shall have each and all of the duties and responsibilities of the CEO position and such other duties on behalf of the Company as may be reasonably assigned from time to time by the Company's Board.

(c) Location. The location at which Executive shall perform services for the Company shall be 5495 Bryson Drive, Suite 423, Naples, Florida 34109.

2. Compensation.

(a) Base Salary. Executive shall be paid a base salary ("Base Salary") at the annual rate of Two Hundred and Fifty Thousand Dollars ($250,000), with an annual increase of ten percent (10%), payable in weekly installments consistent with Company's payroll practices. Any accrued salary must be paid out at year-end, each year.

(b) Additional Compensation. An auto allowance for Executive in the amount of one thousand dollars ($1,000) shall be paid monthly.

(c) Payment. Payment of all compensation to Executive hereunder shall be made in accordance with the relevant Company policies in effect from time to time, including normal payroll practices, and shall be subject to all applicable employment and withholding taxes.

(d) Bonus. Executive shall also be entitled to a bonus determined at the discretion of the Board of Directors. The Company shall set proposed milestones and proposed bonuses if those milestones are met, each quarter.

(e) Equity. Executive shall receive One Hundred Fifty Thousand (150,000) shares of Series D Preferred Stock, issued at the earliest of 24 months from the execution of this document, 30 days prior to any significant conversion event (including stock splits), or upon demand by the Executive, subject to availability of Series D shares.

3. Other Employment Benefits.

(a) Business Expenses. Upon submission of itemized expense statements in the manner specified by the Company, Executive shall be entitled to reimbursement for reasonable travel and other reasonable business expenses duly incurred by Executive in the performance of his duties under this Agreement.

(b) Benefit Plans. At the expense of the company, executive shall be entitled to participate in the Company's medical and dental plans, life and disability insurance plans and retirement plans pursuant to their terms and conditions. Executive shall be entitled to participate in any other benefit plan offered by the Company to its employees during the term of this Agreement (other than stock option or stock incentive plans, which are governed by Section 3(d) below).

(c) Vacation. Executive shall be entitled to six (6) weeks of vacation each year of full employment, exclusive of legal holidays, as long as the scheduling of Executive's vacation does not interfere with the Company's normal business operations. Should such vacation not be taken during the term of this Agreement then said amount shall accrue and the amount due thereunder will be made due and payable at the end of the term of the initial agreement.

(d) Stock Options. Executive shall be entitled to options to acquire shares of the Common Stock of the Company pursuant to the terms of the Company's Stock Option Plan, subject to the following terms:

(e) Executive's Business Activities. Executive shall devote the substantial portion of his entire business time, attention and energy exclusively to the business and affairs of the Company, Executive may serve as a member of the Board of Directors of other organizations that do not compete with the Company, and may

4. Termination of Employment.

(a) For Cause. Notwithstanding anything herein to the contrary, the Company may only terminate Executive's employment hereunder for cause for any one of the following reasons: (1) conviction of a felony where imprisonment is imposed, (2) commission of any act of theft, fraud, or falsification of any employment or Company records in any material way, (3) Executive's failure or inability to perform any material reasonable assigned duties after written notice from the Company of, and a reasonable opportunity to cure, such failure or inability, or (4) material breach of this Agreement which breach is not cured within thirty (30) days following written notice of such breach. Upon termination of Executive's employment with the Company for cause, the Company shall be under no further obligation to Executive for salary or bonus, except to pay all accrued but unpaid base salary, accrued bonus (if any) and accrued vacation to the date of termination thereof.

(b) Without Cause. The Company may not terminate Executive's employment hereunder without cause.

(1) Termination for Good Reason. If Executive terminates his employment with the Company for Good Reason (as hereinafter defined), he shall be entitled to the vesting stock benefits to be set forth in the Company's stock option program and severance pay for a period equal to the remaining term of employment, as set forth in paragraph 1(a). For purposes of this Agreement, "Good Reason" shall mean any of the following: (i) the acquisition of the Company by merger, sale of all or substantially all of the Company's assets, (ii) reorganization of the Company resulting in a change of 50% or more in the ownership of the Company's stock.(iii) relocation of the Company's executive offices more than thirty (30) miles from the current location, without Executive's concurrence; (iv) any material breach by the Company of this Agreement; (v) a material change in the principal line of business of the Company, without Executive's concurrence, or (vi) any significant change in the Executive's duties and responsibilities.

(c) Termination upon Change of Control. If the Executive's employment is terminated by the Company or by the Executive for Good Reason in connection with a Change in Control, the Executive shall be entitled to Severance Benefits as stated in the Termination Benefits section.

(1) Change in Control. For purposes of this Agreement, unless the Board determines otherwise, a Change of Control of the Company shall be deemed to have occurred at such time as:

(2) Change in Ownership. any person (as the term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act)) is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of voting securities of the Company representing more than 50% of the Company's outstanding voting

securities or rights to acquire such securities except for any voting securities issued or purchased under any employee benefit plan of the Company or its subsidiaries; or

(3) Sale. any sale, lease, exchange or other transfer (in one transaction or a series of transactions) of all or substantially all of the assets of the Company; or

(4) Liquidation. a plan of liquidation of the Company or an agreement for the sale or liquidation of the Company is approved and completed; or

(5) Board Determination. the Board determines in its sole discretion that a Change in Control has occurred, whether or not any event described above has occurred or is contemplated.

5. Disability of Executive. The Company may terminate this Agreement without liability if Executive shall be permanently prevented from properly performing his essential duties hereunder with reasonable accommodation by reason of illness or other physical or mental incapacity for a period of more than 180 consecutive days. Upon such termination, Executive shall be entitled to severance pay for a period equal to the remaining term of employment, as set forth in paragraph 1(a), all accrued but unpaid Base Salary, accrued bonus (if any) and accrued vacation.

6. Death of Executive. In the event of the death of Executive, the Company's obligations hereunder shall automatically cease and terminate; provided, however, that within 15 days the Company shall pay to Executive's heirs or personal representatives Executive's severance pay for a period equal to the remaining term of employment, as set forth in paragraph 1(a), and accrued vacation accrued to the date of death.

7. Confidential Information and Invention Assignments. Executive has executed a Confidential Information and Invention Assignment Agreement (the "Confidential Information and Invention Assignment Agreement"). The obligations under the Confidential Information and Invention Assignment Agreement shall survive termination of this Agreement for any reason.

8. Assignment and Transfer. Executive's rights and obligations under this Agreement shall not be transferable by assignment or otherwise, and any purported assignment, transfer or delegation thereof shall be void.

9. No Inconsistent Obligations. Executive is aware of no obligations, legal or otherwise, inconsistent with the terms of this Agreement or with his undertaking employment with the Company. Executive will not disclose to the Company, or use, or induce the Company to use, any proprietary information or trade secrets of others. Executive represents and warrants that he or she has returned all property and confidential information belonging to all prior employers.

10. Miscellaneous.

(a) Indemnification Agreement. The Company at its sole expense agrees to maintain insurance protecting its officers and directors against all losses arising out of actual or threatened actions, suits or proceedings to which such persons may be made or threatened to be made parties (" D & O Insurance "). In addition to D&O Insurance covering Executive, the Company hereby agrees to indemnify, defend and hold harmless Executive, in his capacity as an officer and director, from any and all liability, attorney fees, costs and costs arising out of any and all transactions, events or occurrences including but not limited to personal guarantees to which Executive executed in the past or shall execute in the future. The Company obligates itself to indemnify, defend and hold harmless, and to advance expenses and other sums on behalf of Executive to the fullest extent permitted by applicable law in consideration for Executive serving or continuing to serve the Company free from undue concern of any personal liability or costs of any nature.

(b) Dispute Resolution: Arbitration. Any controversy, dispute or claim arising out of or related to this Agreement or breach of this Agreement shall be settled solely by confidential binding arbitration by a single arbitrator in accordance with the commercial arbitration rules of American Arbitration Association in effect at the time the arbitration commences. The award of the arbitrator shall be final and binding. No party shall be entitled to, and the arbitrator shall not be authorized to, award costs of a party (including, without limitation, attorneys' fees). The arbitration shall be held in Bethlehem, PA. The arbitrator shall not be required to provide support or explanation for his award.

(c) Governing Law/Jurisdiction/Venue. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to conflict of law principles. The Parties (a) consent to the exclusive jurisdiction and venue of the federal and state courts located in the Commonwealth of Pennsylvania, Lehigh County, in any action arising out of or relating to this Agreement including the jurisdiction and venue in connection with Section 10 (b) Resolution: Arbitration; (b) both Parties waive any objection they might have to jurisdiction or venue of such forums or that the forum is inconvenient; and (c) agree not to bring any such action in any other jurisdiction or venue to which either party might be entitled by domicile or otherwise.

(d) Entire Agreement. Except with respect to the Stock Option Plan and Stock Option Agreement referenced in Section 3(d), this Agreement, together with the Confidential Information and Invention Assignment Agreement and Indemnification Agreement referred to in Section 11(a), contains the entire agreement and understanding between the parties hereto and supersedes any prior or contemporaneous written or oral agreements, representations and warranties between them respecting the subject matter hereof.

(e) Amendment. This Agreement may be amended only by a writing signed by Executive and by a duly authorized representative of the Company.

(f) Severability. If any term, provision, covenant or condition of this Agreement, or the application thereof to any person, place or circumstance, shall be held to be invalid, unenforceable or void, the remainder of this Agreement and such term, provision, covenant or condition as applied to other persons, places and circumstances shall remain in full force and effect.

(g) Construction. The headings and captions of this Agreement are provided for convenience only and are intended to have no effect in construing or interpreting this Agreement. The language in all parts of this Agreement shall be in all cases construed according to its fair meaning and not strictly for or against the Company or Executive.

(h) Rights Cumulative. The rights and remedies provided by this Agreement are cumulative, and the exercise of any right or remedy by either party hereto (or by its successor), whether pursuant to this Agreement, to any other agreement, or to law, shall not preclude or waive its right to exercise any or all other rights and remedies.

(i) Nonwaiver. No failure or neglect of either party hereto in any instance to exercise any right, power or privilege hereunder or under law shall constitute a waiver of any other right, power or privilege or of the same right, power or privilege in any other instance. All waivers by either party hereto must be contained in a written instrument signed by the party to be charged and, in the case of the Company, by an officer of the Company (other than Executive) or other person duly authorized by the Company.

(j) Notices. Any notice, request, consent or approval required or permitted to be given under this Agreement or pursuant to law shall be sufficient if in writing, and if and when sent by certified or registered mail, with postage prepaid, to Executive's residence (as noted in the Company's records), or to the Company's principal office, as the case may be.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date set forth below.

FTE NETWORKS, INC.

By: ______________________________
Michael Palleschi, CEO and Chairman
5495 Bryson Drive, Suite 423
Naples, Florida 34109

P: 239.561.0112

Date: 6/13/14

EXECUTIVE

By: ______________________________
Michael Palleschi
1464 Palma Blanca Court
Naples, FL 34119

P: 484-634-6928

Date : 6/13/14

FTE NETWORKS, INC.

By: ______________________________
David Lethem, CFO
5495 Bryson Drive, Suite 423
Naples, Florida 34109

P: 239.561.9925
Date: 6/13/14

FTE NETWORKS, INC.

By: ______________________________
John G. Klumpp, Director
5495 Bryson Drive, Suite 423
Naples, Florida 34109

P: 239.321.5791

Date: 6/13/14

EXHIBIT B

FTE NETWORKS, INC.

PROMISSORY NOTES

TLP INVESTMENTS PROMISSORY NOTE

December 31, 2013
Pittsburgh, Pennsylvania
$195,500

FOR VALUE RECEIVED, FOCUS VENTURE PARTNERS, INC (the "Maker") hereby promises to pay TLP Investments (the "Payee"), at such place as Payee may, from time to time, designate, the principal sum of ONE HUNDRED AND NINETY-FIVE THOUSAND FIVE HUNDRED DOLLARS ($195,500) in lawful money of the United States promptly on or before December 31, 2014.

Let it be known that in 2012 certain payments were made on behalf of the Maker by Payee for continuing operations of the Maker. Such payments were in the form of credit card charges, direct to vendor payments and miscellaneous other expenditures, which were documented with receipts provided to Maker and to be reimbursed by the Maker.

Furthermore, it is anticipated that Payee may (but is under no requirement to) make further payments of the above described types and kinds at the request of and on behalf of Maker in the future. To the extent that Payee does make such payments, the amount of such payments shall be added to the Principal amount of this Note and shall be repaid according to the terms of this Note. Maker and Payee agree to amend this Note from time to time to reflect any such additional payments to be added to the Principal balance.

Interest. Maker further promises to pay simple interest on the unpaid principal balance at the rate of 6% per annum, such interest to be paid at maturity. Interest shall be calculated on the basis of a 365 day year and actual days elapsed.

Payment Schedule. This Note shall be paid in according to the following payment schedule unless otherwise modified in writing by the Maker:

a. Initial Principal payment due on or before February 1, 2013 equal to the sum of $17,772.70; 3

b. Monthly Payments for 10 months following the initial payment should be equal to not less than $17,772.73. All such payments shall be applied directly to principal balance; and

c. Balance of accrued interest shall be paid in balloon payment at the twelfth (12th) month and shall be equal to not less than $6,842.50.

Prepayment. Notwithstanding any other provision hereof, the Maker shall be entitled to prepay the principal or any interest of this Note from time to time and at any time, in whole or in part, without premium or penalty. All payments and prepayments made hereunder shall be applied first to accrued interest, if any, and then to principal.

Late Charge for Overdue Payments. If the Payee has not received the full amount of any monthly payment by the end of ten (10) calendar days after the date it is due, Maker shall pay a late charge to the Borrower. The amount of the late charge will be ten percent (10%) of the overdue payment of Principal and interest, but in no event shall said amount be less than $100.00. Maker shall pay this late charge promptly but only once on each late payment.

Default. Maker shall be in default if any of the following events occur:

a. If Maker does not pay the full amount of each monthly payment when it is due.

b. If Maker does not pay the full amount due at Maturity.

c. If Maker breaches any other terms of this Note or Maker fails to perform any obligation of Maker under the Note and such default continues for ten (10) days after written notice thereof from Payee to Maker; provided that if such default shall reasonably require longer than ten (10) days to cure, if Maker shall fail to commence to cure within such time and to diligently and continuously prosecute the curing of the breach to completion within thirty (30) days after such written notice from Maker to Payee. In no event shall any such default be uncured after thirty (30) days unless approved in writing by Payee.

d. If Maker fails to comply with any Federal, State or Local income or other tax or requirement.

e. If Maker fails to comply with any Federal, State or Local law, code, regulation or requirement.

f. Maker becomes insolvent (however defined or evidenced), committing the act of bankruptcy, making an assignment for the benefit of creditors or making or sending a notice of intended bulk transfer, or is a meeting of creditors is convened or a committee of creditors is appointed for, or any petition or proceeding for any relief under any bankruptcy, reorganization, insolvency, readjustment of debt, receivership, liquidation or dissolution law or statute now or hereinafter in effect (whether at law or in equity) is filed or commenced by or against Maker or any property of Maker, or the appointment of a receiver or trustee for Maker or any property of Maker.

No Waiver. No waiver of any breach or any term of this Note shall be construed as a waiver of any subsequent breach of that term or any other term of the same or different nature; and there shall be no binding modification of this Note except in writing executed by Payee.

Remedies Cumulative. Upon the occurrence of a default, the entire unpaid balance of Principal (including any additional payments (as described above) paid by Payee to or on behalf of Maker which shall be added to the principal hereof pursuant to the terms of this Note), together with all accrued interest thereon, and all other sums due and owing under this

Note, at the option of Payee, shall become immediately due and payable without presentment, demand or further action of any kind. Even if, at a time when Maker is in default, the Payee does not require it to pay immediately in full as described above, the Payee will still have the right to do so at a later date (or if Maker is in default at a later time). The Payee can exercise all the remedies it has under this Note at the same time.

Default Rate of Interest. Upon a default, Payee may begin accruing interest on the unpaid Principal balance at a rate per annum equal to the interest rate provided for above plus five percent (5%); provided, however, that no interest shall accrue hereunder in excess of the maximum rate of interest then allowed by law. Maker agrees to pay such accrued interest on demand. The default rate of interest set forth herein is strictly a measure of liquidated damages to the Payee and is not meant to be construed as a penalty.

Payment of Note Holder's Costs and Expenses. If the Payee has required Maker to pay immediately in full, the Payee will have the right to be paid back by Maker for all of its costs and expenses in enforcing this Note to the extent not prohibited by applicable law. Those expenses include, for example, reasonable attorneys' fees, costs and expenses.

CONFESSION OF JUDGMENT

FOLLOWING ANY DEFAULT OR EVENT OF DEFAULT HEREUNDER, SUBJECT TO APPLICABLE GRACE OR CURE PERIODS, MAKER HEREBY IRREVOCABLY AUTHORIZES AND EMPOWERS ANY ATTORNEY OF ANY COURT OF RECORD IN THE STATE OF FLORIDA OR ELSEWHERE TO APPEAR AS ATTORNEY FOR MAKER AND ALL PERSONS CLAIMING UNDER OR THROUGH MAKER TO SIGN AN AGREEMENT IN ANY COMPETENT COURT AND, WITH OR WITHOUT COMPLAINT FILED, TO CONFESS JUDGMENT OR A SERIES OF JUDGMENTS AGAINST MAKER AND AGAINST ALL PERSONS CLAIMING THROUGH OR UNDER MAKER, IN FAVOR OF THE PAYEE AND ITS SUCCESSORS AND ASSIGNS, AS OF ANY TERM, FOR THE UNPAID BALANCE OF ALL PRINCIPAL, INTEREST AND ALL OTHER SUMS OWING UNDER THIS NOTE, TOGETHER WITH COSTS OF SUIT AND REASONABLE ATTORNEY'S FEES, BUT IN NO EVENT EXCEEDING $10,000, FOR COLLECTION, ON WHICH JUDGMENT OR JUDGMENTS ONE OR MORE EXECUTIONS MAY ISSUE FORTHWITH. FOR PURPOSES OF CONFESSING JUDGMENT AGAINST MAKER AND ALL PERSONS CLAIMING UNDER OR THROUGH MAKER, AS AFORESAID, THIS NOTE OR A COPY HEREOF VERIFIED BY AFFIDAVIT SHALL BE A SUFFICIENT WARRANT. MAKER HEREBY FOREVER WAIVES AND RELEASES ALL ERRORS IN SAID PROCEEDINGS, AND WAIVES STAY OF EXECUTION AND THE RIGHT OF INQUISITION AND EXTENSION OF TIME OF PAYMENT, AGREES TO CONDEMNATION OF ANY PROPERTY LEVIED UPON BY VIRTUE OF ANY SUCH EXECUTION, AND WAIVES ALL EXEMPTIONS FROM LEVY AND SALE OF ANY

PROPERTY THAT NOW IS OR HEREAFTER MAY BE EXEMPTED BY LAW. THE AUTHORITY AND POWER HEREIN GRANTED SHALL NOT BE EXHAUSTED BY ANY EXERCISE OR ATTEMPTED EXERCISE THEREOF BUT MAY BE EXERCISED TO CONFESS JUDGMENT AS AFORESAID FROM TIME TO TIME. MAKER ACKNOWLEDGES THAT IT HAS KNOWINGLY AND VOLUNTARILY WAIVED THE RIGHT TO SERVICE AND NOTICE AND DESCRIBED ABOVE WITH THE ADVICE OF COUNSEL.

________ **Focus Venture Partners, Inc**

No Oral Modification. This Note may not be changed, modified or terminated orally, but only by an agreement in writing, signed by the party to be charged.

Guaranty. Beacon Enterprise Solutions Group, Inc., a Nevada Corporation, unconditionally an irrevocably guarantees to Payee the prompt and complete payment and performance of Maker when due (whether at the stated maturity, by acceleration or otherwise) of the Maker's obligations under this Note.

Choice of Law. This Note shall be construed in accordance with, and be governed by, the laws of the State of Florida or the Commonwealth of Pennsylvania, at Payee's election, without regard to conflicts or choice of laws rules except to the extent any law, rule, regulations of the federal government of the United states of America maybe applicable, in which case such federal law, rule or regulation shall govern or control.

Jurisdiction and Venue. In connection with any legal proceedings that may be brought to enforce this Note and/or that are otherwise under or connected with this Note, Maker and Payee hereby agree and consent to the exclusive jurisdiction and venue of the federal and/or state courts situate in Collier County, Florida or Philadelphia County, Pennsylvania, at Payee's election, and fully and forever waive any affirmative defenses or other objections to such jurisdiction and/or venue elected by Payee.

Successor and Assigns. This Note shall be binding upon the successors, assigns, heirs, administrators and executors of the Maker and ensure to the benefit of the Payee, its successors, endorsees, assigns, heirs, administrators and executors.

Severability. If any term or provision of this Note shall be held invalid, illegal or unenforceable, the validity of all other terms and provisions hereof shall in no way be affected thereby.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF and intending to be legally bound hereby, the undersigned Maker has executed this Note as of the date first set forth above.

MAKER:

FOCUS VENTURE PARTNERS, INC.

____

Theresa Carlise, Chief Financial Officer

GUARANTOR:

BEACON ENTERPRISE SOLUTIONS GROUP, INC.

____

Theresa Carlise, Chief Financial Officer

TBK 327 PARTNERS PROMISSORY NOTE

January 23, 2014
Allentown, Pennsylvania
$177,302

FOR VALUE RECEIVED, FOCUS VENTURE PARTNERS, INC. (the "Maker") hereby promises to pay TBK 327 Partners, LLC (the "Payee"), at such place as Payee may, from time to time, designate, the principal sum of ONE HUNDRED AND SEVENTY-SEVEN AND THREE HUNDRED AND TWO DOLLARS ($177,302) in lawful money of the United States promptly on or before October 1, 2016.

Let it be known that in 2012 and/or 2013 certain payments were made on behalf of the Maker by Payee or its affiliates for continuing operations of the Maker. Such payments were in the form of credit card charges, loan payments, direct to vendor payments and miscellaneous other expenditures, which were documented with receipts provided to Maker and to be reimbursed by the Maker.

Interest. Maker further promises to pay simple interest on the unpaid principal balance at the rate of 6% per annum commencing May 1, 2014, fully amortized over 18 months. Interest shall be calculated on the basis of a 365 day year and actual days elapsed.

Payment Schedule. This Note shall be paid in according to the following payment schedule unless otherwise modified in writing by the Maker:

a. Initial payment of Principal and Interest shall be due on or before May 1, 2014 equal to the sum of $10,324.60; and

b. Monthly Payments of Principal and Interest for 17 months shall be due on the first of each successive month in equal sums of $10,324.60.

This is a fully amortized loan. The Maturity Date is October 1, 2016 at which time unpaid principal and interest, if any, shall be due and payable.

Prepayment. Notwithstanding any other provision hereof, the Maker shall be entitled to prepay the principal or any interest of this Note from time to time and at any time, in whole or in part, without premium or penalty. All payments and prepayments made hereunder shall be applied first to accrued interest, if any, and then to principal.

Late Charge for Overdue Payments. If the Payee has not received the full amount of any monthly payment by the end of ten (10) calendar days after the date it is due, Maker shall pay a late charge to the Borrower. The amount of the late charge will be ten percent (10%) of the overdue payment of Principal and interest, but in no event shall said amount be less than $100.00. Maker shall pay this late charge promptly but only once on each late payment.

Default. Maker shall be in default if any of the following events occur:

a. If Maker does not pay the full amount of each monthly payment when it is due.

b. If Maker does not pay the full amount due at Maturity.

c. If Maker breaches any other terms of this Note or Maker fails to perform any obligation of Maker under the Note and such default continues for ten (10) days after written notice thereof from Payee to Maker; provided that if such default shall reasonably require longer than ten (10) days to cure, if Maker shall fail to commence to cure within such time and to diligently and continuously prosecute the curing of the breach to completion within thirty (30) days after such written notice from Maker to Payee. In no event shall any such default be uncured after thirty (30) days unless approved in writing by Payee.

d. If Maker fails to comply with any Federal, State or Local income or other tax or requirement.

e. If Maker fails to comply with any Federal, State or Local law, code, regulation or requirement.

f. Maker becomes insolvent (however defined or evidenced), committing the act of bankruptcy, making an assignment for the benefit of creditors or making or sending a notice of intended bulk transfer, or is a meeting of creditors is convened or a committee of creditors is appointed for, or any petition or proceeding for any relief under any bankruptcy, reorganization, insolvency, readjustment of debt, receivership, liquidation or dissolution law or statute now or hereinafter in effect (whether at law or in equity) is filed or commenced by or against Maker or any property of Maker, or the appointment of a receiver or trustee for Maker or any property of Maker.

No Waiver. No waiver of any breach or any term of this Note shall be construed as a waiver of any subsequent breach of that term or any other term of the same or different nature; and there shall be no binding modification of this Note except in writing executed by Payee.

Remedies Cumulative. Upon the occurrence of a default, the entire unpaid balance of Principal (including any additional payments (as described above) paid by Payee to or on behalf of Maker which shall be added to the principal hereof pursuant to the terms of this Note), together with all accrued interest thereon, and all other sums due and owing under this Note, at the option of Payee, shall become immediately due and payable without presentment, demand or further action of any kind. Even if, at a time when Maker is in default, the Payee does not require it to pay immediately in full as described above, the Payee will still have the right to do so at a later date (or if Maker is in default at a later time). The Payee can exercise all the remedies it has under this Note at the same time.

Default Rate of Interest. Upon a default, Payee may begin accruing interest on the unpaid Principal balance at a rate per annum equal to the interest rate provided for above plus five percent (5%); provided, however, that no interest shall accrue hereunder in excess of the maximum rate of interest then allowed by law. Maker agrees to pay such accrued interest on demand. The default rate of interest set forth herein is strictly a measure of liquidated damages to the Payee and is not meant to be construed as a penalty.

Payment of Note Holder's Costs and Expenses. If the Payee has required Maker to pay immediately in full, the Payee will have the right to be paid back by Maker for all of its costs and expenses in enforcing this Note to the extent not prohibited by applicable law. Those expenses include, for example, reasonable attorneys' fees, costs and expenses.

CONFESSION OF JUDGMENT

FOLLOWING ANY DEFAULT OR EVENT OF DEFAULT HEREUNDER, SUBJECT TO APPLICABLE GRACE OR CURE PERIODS, MAKER HEREBY IRREVOCABLY AUTHORIZES AND EMPOWERS ANY ATTORNEY OF ANY COURT OF RECORD IN THE STATE OF FLORIDA OR ELSEWHERE TO APPEAR AS ATTORNEY FOR MAKER AND ALL PERSONS CLAIMING UNDER OR THROUGH MAKER TO SIGN AN AGREEMENT IN ANY COMPETENT COURT AND, WITH OR WITHOUT COMPLAINT FILED, TO CONFESS JUDGMENT OR A SERIES OF JUDGMENTS AGAINST MAKER AND AGAINST ALL PERSONS CLAIMING THROUGH OR UNDER MAKER, IN FAVOR OF THE PAYEE AND ITS SUCCESSORS AND ASSIGNS, AS OF ANY TERM, FOR THE UNPAID BALANCE OF ALL PRINCIPAL, INTEREST AND ALL OTHER SUMS OWING UNDER THIS NOTE, TOGETHER WITH COSTS OF SUIT AND REASONABLE ATTORNEY'S FEES, BUT IN NO EVENT EXCEEDING $10,000, FOR COLLECTION, ON WHICH JUDGMENT OR JUDGMENTS ONE OR MORE EXECUTIONS MAY ISSUE FORTHWITH. FOR PURPOSES OF CONFESSING JUDGMENT AGAINST MAKER AND ALL PERSONS CLAIMING UNDER OR THROUGH MAKER, AS AFORESAID, THIS NOTE OR A COPY HEREOF VERIFIED BY AFFIDAVIT SHALL BE A SUFFICIENT WARRANT. MAKER HEREBY FOREVER WAIVES AND RELEASES ALL ERRORS IN SAID PROCEEDINGS, AND WAIVES STAY OF EXECUTION AND THE RIGHT OF INQUISITION AND EXTENSION OF TIME OF PAYMENT, AGREES TO CONDEMNATION OF ANY PROPERTY LEVIED UPON BY VIRTUE OF ANY SUCH EXECUTION, AND WAIVES ALL EXEMPTIONS FROM LEVY AND SALE OF ANY PROPERTY THAT NOW IS OR HEREAFTER MAY BE EXEMPTED BY LAW. THE AUTHORITY AND POWER HEREIN GRANTED SHALL NOT BE EXHAUSTED BY ANY EXERCISE OR ATTEMPTED EXERCISE THEREOF BUT MAY BE EXERCISED TO CONFESS JUDGMENT AS AFORESAID FROM TIME TO TIME.

MAKER ACKNOWLEDGES THAT IT HAS KNOWINGLY AND VOLUNTARILY WAIVED THE RIGHT TO SERVICE AND NOTICE AND DESCRIBED ABOVE WITH THE ADVICE OF COUNSEL.

_________ **Focus Venture Partners, Inc.**

No Oral Modification. This Note may not be changed, modified or terminated orally, but only by an agreement in writing, signed by the party to be charged.

Guaranty. Beacon Enterprise Solutions, Inc. unconditionally an irrevocably guarantees to Payee the prompt and complete payment and performance of Maker when due (whether at the stated maturity, by acceleration or otherwise) of the Maker's obligations under this Note.

Choice of Law. This Note shall be construed in accordance with, and be governed by, the laws of the Commonwealth of Pennsylvania without regard to conflicts or choice of laws rules except to the extent any law, rule, regulations of the federal government of the United states of America maybe applicable, in which case such federal law, rule or regulation shall govern or control.

Jurisdiction and Venue. In connection with any legal proceedings that may be brought to enforce this Note and/or that are otherwise under or connected with this Note, Maker and Payee hereby agree and consent to the exclusive jurisdiction and venue of the federal and/or state courts situated in Lehigh or Philadelphia County, Pennsylvania, at Payee's election, and fully and forever waive any affirmative defenses or other objections to such jurisdiction and/or venue elected by Payee.

Successor and Assigns. This Note shall be binding upon the successors, assigns, heirs, administrators and executors of the Maker and ensure to the benefit of the Payee, its successors, endorsees, assigns, heirs, administrators and executors.

Severability. If any term or provision of this Note shall be held invalid, illegal or unenforceable, the validity of all other terms and provisions hereof shall in no way be affected thereby.

[SIGNATURE PAGE TO FOLLOW]

TBK 327 PARTNERS PROMISSORY NOTE

May 16, 2014
Allentown, Pennsylvania
$80,000

FOR VALUE RECEIVED, Focus Venture Partners, Inc. and guarantor FTE Network Services, Inc. formerly Beacon Enterprise Solutions Group, Inc., or its subsidiaries and affiliates (collectively the "Maker") hereby promise to pay TBK 327 Partners, LLC (the "Payee"), at such place as Payee may, from time to time, designate, the principal sum of EIGHTY THOUSAND DOLLARS ($80,000) in lawful money of the United States promptly on or before May 15, 2015.

Interest. Maker further promises to pay simple interest on the unpaid principal balance at the rate of 6% per annum commencing June 15, 2014, fully amortized over 12 months. Interest shall be calculated on the basis of a 365 day year and actual days elapsed.

Payment Schedule. This Note shall be paid in according to the following payment schedule unless otherwise modified in writing by the Maker:

a. Initial payment of Principal and Interest shall be due on or before June 15, 2014 equal to the sum of $6,885.31; and

b. Monthly Payments of Principal and Interest for 11 months shall be due on the fifteenth day of each successive month in equal sums of $6,885.31.

This is a fully amortized loan. The Maturity Date is May 15, 2015 at which time unpaid principal and interest, if any, shall be due and payable.

Prepayment. Notwithstanding any other provision hereof, the Maker shall be entitled to prepay the principal or any interest of this Note from time to time and at any time, in whole or in part, without premium or penalty. All payments and prepayments made hereunder shall be applied first to accrued interest, if any, and then to principal.

Late Charge for Overdue Payments. If the Payee has not received the full amount of any monthly payment by the end of ten (10) calendar days after the date it is due, Maker shall pay a late charge to the Borrower. The amount of the late charge will be ten percent (10%) of the overdue payment of Principal and interest, but in no event shall said amount be less than $100.00. Maker shall pay this late charge promptly but only once on each late payment.

Default. Maker shall be in default if any of the following events occur:

a. If Maker does not pay the full amount of each monthly payment when it is due.

b. If Maker does not pay the full amount due at Maturity.

c. If Maker breaches any other terms of this Note or Maker fails to perform any obligation of Maker under the Note and such default continues for ten (10) days after written notice thereof from Payee to Maker; provided that if such default shall reasonably require longer than ten (10) days to cure, if Maker shall fail to commence to cure within such time and to diligently and continuously prosecute the curing of the breach to completion within thirty (30) days after such written notice from Maker to Payee. In no event shall any such default be uncured after thirty (30) days unless approved in writing by Payee.

d. If Maker fails to comply with any Federal, State or Local income or other tax or requirement.

e. If Maker fails to comply with any Federal, State or Local law, code, regulation or requirement.

f. Maker becomes insolvent (however defined or evidenced), committing the act of bankruptcy, making an assignment for the benefit of creditors or making or sending a notice of intended bulk transfer, or is a meeting of creditors is convened or a committee of creditors is appointed for, or any petition or proceeding for any relief under any bankruptcy, reorganization, insolvency, readjustment of debt, receivership, liquidation or dissolution law or statute now or hereinafter in effect (whether at law or in equity) is filed or commenced by or against Maker or any property of Maker, or the appointment of a receiver or trustee for Maker or any property of Maker.

No Waiver. No waiver of any breach or any term of this Note shall be construed as a waiver of any subsequent breach of that term or any other term of the same or different nature; and there shall be no binding modification of this Note except in writing executed by Payee.

Remedies Cumulative. Upon the occurrence of a default, the entire unpaid balance of Principal (including any additional payments (as described above) paid by Payee to or on behalf of Maker which shall be added to the principal hereof pursuant to the terms of this Note), together with all accrued interest thereon, and all other sums due and owing under this Note, at the option of Payee, shall become immediately due and payable without presentment, demand or further action of any kind. Even if, at a time when Maker is in default, the Payee does not require it to pay immediately in full as described above, the Payee will still have the right to do so at a later date (or if Maker is in default at a later time). The Payee can exercise all the remedies it has under this Note at the same time.

Default Rate of Interest. Upon a default, Payee may begin accruing interest on the unpaid Principal balance at a rate per annum equal to the interest rate provided for above plus five percent (5%); provided, however, that no interest shall accrue hereunder in excess of the maximum rate of interest then allowed by law. Maker agrees to pay such accrued interest on demand. The default rate of interest set forth herein is strictly a measure of liquidated damages to the Payee and is not meant to be construed as a penalty.

Payment of Note Holder's Costs and Expenses. If the Payee has required Maker to pay immediately in full, the Payee will have the right to be paid back by Maker for all of its costs and expenses in enforcing this Note to the extent not prohibited by applicable law. Those expenses include, for example, reasonable attorneys' fees, costs and expenses.

CONFESSION OF JUDGMENT

FOLLOWING ANY DEFAULT OR EVENT OF DEFAULT HEREUNDER, SUBJECT TO APPLICABLE GRACE OR CURE PERIODS, MAKER HEREBY IRREVOCABLY AUTHORIZES AND EMPOWERS ANY ATTORNEY OF ANY COURT OF RECORD IN THE STATE OF FLORIDA, COMMONWEALTH OF PENNSYLVANIA OR ELSEWHERE TO APPEAR AS ATTORNEY FOR MAKER AND ALL PERSONS CLAIMING UNDER OR THROUGH MAKER TO SIGN AN AGREEMENT IN ANY COMPETENT COURT AND, WITH OR WITHOUT COMPLAINT FILED, TO CONFESS JUDGMENT OR A SERIES OF JUDGMENTS AGAINST MAKER AND AGAINST ALL PERSONS CLAIMING THROUGH OR UNDER MAKER, IN FAVOR OF THE PAYEE AND ITS SUCCESSORS AND ASSIGNS, AS OF ANY TERM, FOR THE UNPAID BALANCE OF ALL PRINCIPAL, INTEREST AND ALL OTHER SUMS OWING UNDER THIS NOTE, TOGETHER WITH COSTS OF SUIT AND REASONABLE ATTORNEY'S FEES, BUT IN NO EVENT EXCEEDING $10,000, FOR COLLECTION, ON WHICH JUDGMENT OR JUDGMENTS ONE OR MORE EXECUTIONS MAY ISSUE FORTHWITH. FOR PURPOSES OF CONFESSING JUDGMENT AGAINST MAKER AND ALL PERSONS CLAIMING UNDER OR THROUGH MAKER, AS AFORESAID, THIS NOTE OR A COPY HEREOF VERIFIED BY AFFIDAVIT SHALL BE A SUFFICIENT WARRANT. MAKER HEREBY FOREVER WAIVES AND RELEASES ALL ERRORS IN SAID PROCEEDINGS, AND WAIVES STAY OF EXECUTION AND THE RIGHT OF INQUISITION AND EXTENSION OF TIME OF PAYMENT, AGREES TO CONDEMNATION OF ANY PROPERTY LEVIED UPON BY VIRTUE OF ANY SUCH EXECUTION, AND WAIVES ALL EXEMPTIONS FROM LEVY AND SALE OF ANY PROPERTY THAT NOW IS OR HEREAFTER MAY BE EXEMPTED BY LAW. THE AUTHORITY AND POWER HEREIN GRANTED SHALL NOT BE EXHAUSTED BY ANY EXERCISE OR ATTEMPTED EXERCISE THEREOF BUT MAY BE EXERCISED TO CONFESS JUDGMENT AS AFORESAID FROM TIME TO TIME.
MAKER ACKNOWLEDGES THAT IT HAS KNOWINGLY AND VOLUNTARILY WAIVED THE RIGHT TO SERVICE AND NOTICE AND DESCRIBED ABOVE WITH THE ADVICE OF COUNSEL.

__________ **Focus Venture Partners, Inc.**

No Oral Modification. This Note may not be changed, modified or terminated orally, but only by an agreement in writing, signed by the party to be charged.

Guaranty. FTE Network Services, Inc. formerly Beacon Enterprise Solutions, Inc. unconditionally an irrevocably guarantees to Payee the prompt and complete payment and performance of Maker when due (whether at the stated maturity, by acceleration or otherwise) of the Maker's obligations under this Note.

Choice of Law. This Note shall be construed in accordance with, and be governed by, the laws of the State in which any legal proceedings are brought to enforce this Note, at Payee's election, without regard to conflicts or choice of laws rules except to the extent any law, rule, regulations of the federal government of the United states of America maybe applicable, in which case such federal law, rule or regulation shall govern or control.

Jurisdiction and Venue. In connection with any legal proceedings that may be brought to enforce this Note and/or that are otherwise under or connected with this Note, Maker and Payee hereby agree and consent to the exclusive jurisdiction and venue of the federal and/or state courts situated in any county in the Commonwealth of Pennsylvania or State of Florida, at Payee's election, and fully and forever waive any affirmative defenses or other objections to such jurisdiction and/or venue elected by Payee.

Successor and Assigns. This Note shall be binding upon the successors, assigns, heirs, administrators and executors of the Maker and ensure to the benefit of the Payee, its successors, endorsees, assigns, heirs, administrators and executors.

Severability. If any term or provision of this Note shall be held invalid, illegal or unenforceable, the validity of all other terms and provisions hereof shall in no way be affected thereby.

IN WITNESS WHEREOF and intending to be legally bound hereby, the undersigned Maker has executed this Note as of the date first set forth above.

MAKER:

FOCUS VENTURE PARTNERS, INC.

____
By: Michael Palleschi, Chief Executive Officer

GUARANTOR:

FTE NETWORK SERVICES, INC.
formerly BEACON ENTERPRISE SOLUTIONS, INC.

____
By: Michael Palleschi, Chief Executive Officer

TLP PROMISSORY NOTE

May 16, 2014
$50,000

FOR VALUE RECEIVED, Focus Venture Partners, Inc. and guarantor FTE Network Services, Inc. formerly Beacon Enterprise Solutions Group, Inc., or its subsidiaries and affiliates (collectively the "Maker") hereby promise to pay TLP Investments, LLC (the "Payee"), at such place as Payee may, from time to time, designate, the principal sum of FIFTY THOUSAND DOLLARS ($50,000) in lawful money of the United States promptly on or before May 15, 2015.

Interest. Maker further promises to pay simple interest on the unpaid principal balance at the rate of 6% per annum commencing June 15, 2014, fully amortized over 12 months. Interest shall be calculated on the basis of a 365 day year and actual days elapsed.

Payment Schedule. This Note shall be paid in according to the following payment schedule unless otherwise modified in writing by the Maker:

a. Initial payment of Principal and Interest shall be due on or before June 15, 2014 equal to the sum of $4,303.32; and

b. Monthly Payments of Principal and Interest for 11 months shall be due on the fifteenth day of each successive month in equal sums of $4,303.32.

This is a fully amortized loan. The Maturity Date is May 15, 2015 at which time unpaid principal and interest, if any, shall be due and payable.

Prepayment. Notwithstanding any other provision hereof, the Maker shall be entitled to prepay the principal or any interest of this Note from time to time and at any time, in whole or in part, without premium or penalty. All payments and prepayments made hereunder shall be applied first to accrued interest, if any, and then to principal.

Late Charge for Overdue Payments. If the Payee has not received the full amount of any monthly payment by the end of ten (10) calendar days after the date it is due, Maker shall pay a late charge to the Borrower. The amount of the late charge will be ten percent (10%) of the overdue payment of Principal and interest, but in no event shall said amount be less than $100.00. Maker shall pay this late charge promptly but only once on each late payment.

Default. Maker shall be in default if any of the following events occur:

a. If Maker does not pay the full amount of each monthly payment when it is due.

b. If Maker does not pay the full amount due at Maturity.

c. If Maker breaches any other terms of this Note or Maker fails to perform any obligation of Maker under the Note and such default continues for ten (10) days after written notice thereof from Payee to Maker; provided that if such default shall reasonably require longer than ten (10) days to cure, if Maker shall fail to commence to cure within such time and to diligently and continuously prosecute the curing of the breach to completion within thirty (30) days after such written notice from Maker to Payee. In no event shall any such default be uncured after thirty (30) days unless approved in writing by Payee.

d. If Maker fails to comply with any Federal, State or Local income or other tax or requirement.

e. If Maker fails to comply with any Federal, State or Local law, code, regulation or requirement.

f. Maker becomes insolvent (however defined or evidenced), committing the act of bankruptcy, making an assignment for the benefit of creditors or making or sending a notice of intended bulk transfer, or is a meeting of creditors is convened or a committee of creditors is appointed for, or any petition or proceeding for any relief under any bankruptcy, reorganization, insolvency, readjustment of debt, receivership, liquidation or dissolution law or statute now or hereinafter in effect (whether at law or in equity) is filed or commenced by or against Maker or any property of Maker, or the appointment of a receiver or trustee for Maker or any property of Maker.

No Waiver. No waiver of any breach or any term of this Note shall be construed as a waiver of any subsequent breach of that term or any other term of the same or different nature; and there shall be no binding modification of this Note except in writing executed by Payee.

Remedies Cumulative. Upon the occurrence of a default, the entire unpaid balance of Principal (including any additional payments (as described above) paid by Payee to or on behalf of Maker which shall be added to the principal hereof pursuant to the terms of this Note), together with all accrued interest thereon, and all other sums due and owing under this Note, at the option of Payee, shall become immediately due and payable without presentment, demand or further action of any kind. Even if, at a time when Maker is in default, the Payee does not require it to pay immediately in full as described above, the Payee will still have the right to do so at a later date (or if Maker is in default at a later time). The Payee can exercise all the remedies it has under this Note at the same time.

Default Rate of Interest. Upon a default, Payee may begin accruing interest on the unpaid Principal balance at a rate per annum equal to the interest rate provided for above plus five percent (5%); provided, however, that no interest shall accrue hereunder in excess of the maximum rate of interest then allowed by law. Maker agrees to pay such accrued interest on demand. The default rate of interest set forth herein is strictly a measure of liquidated damages to the Payee and is not meant to be construed as a penalty.

Payment of Note Holder's Costs and Expenses. If the Payee has required Maker to pay immediately in full, the Payee will have the right to be paid back by Maker for all of its costs and expenses in enforcing this Note to the extent not prohibited by applicable law. Those expenses include, for example, reasonable attorneys' fees, costs and expenses.

CONFESSION OF JUDGMENT

FOLLOWING ANY DEFAULT OR EVENT OF DEFAULT HEREUNDER, SUBJECT TO APPLICABLE GRACE OR CURE PERIODS, MAKER HEREBY IRREVOCABLY AUTHORIZES AND EMPOWERS ANY ATTORNEY OF ANY COURT OF RECORD IN THE STATE OF FLORIDA, COMMONWEALTH OF PENNSYLVANIA OR ELSEWHERE TO APPEAR AS ATTORNEY FOR MAKER AND ALL PERSONS CLAIMING UNDER OR THROUGH MAKER TO SIGN AN AGREEMENT IN ANY COMPETENT COURT AND, WITH OR WITHOUT COMPLAINT FILED, TO CONFESS JUDGMENT OR A SERIES OF JUDGMENTS AGAINST MAKER AND AGAINST ALL PERSONS CLAIMING THROUGH OR UNDER MAKER, IN FAVOR OF THE PAYEE AND ITS SUCCESSORS AND ASSIGNS, AS OF ANY TERM, FOR THE UNPAID BALANCE OF ALL PRINCIPAL, INTEREST AND ALL OTHER SUMS OWING UNDER THIS NOTE, TOGETHER WITH COSTS OF SUIT AND REASONABLE ATTORNEY'S FEES, BUT IN NO EVENT EXCEEDING $10,000, FOR COLLECTION, ON WHICH JUDGMENT OR JUDGMENTS ONE OR MORE EXECUTIONS MAY ISSUE FORTHWITH. FOR PURPOSES OF CONFESSING JUDGMENT AGAINST MAKER AND ALL PERSONS CLAIMING UNDER OR THROUGH MAKER, AS AFORESAID, THIS NOTE OR A COPY HEREOF VERIFIED BY AFFIDAVIT SHALL BE A SUFFICIENT WARRANT. MAKER HEREBY FOREVER WAIVES AND RELEASES ALL ERRORS IN SAID PROCEEDINGS, AND WAIVES STAY OF EXECUTION AND THE RIGHT OF INQUISITION AND EXTENSION OF TIME OF PAYMENT, AGREES TO CONDEMNATION OF ANY PROPERTY LEVIED UPON BY VIRTUE OF ANY SUCH EXECUTION, AND WAIVES ALL EXEMPTIONS FROM LEVY AND SALE OF ANY PROPERTY THAT NOW IS OR HEREAFTER MAY BE EXEMPTED BY LAW. THE AUTHORITY AND POWER HEREIN GRANTED SHALL NOT BE EXHAUSTED BY ANY EXERCISE OR ATTEMPTED EXERCISE THEREOF BUT MAY BE EXERCISED TO CONFESS JUDGMENT AS AFORESAID FROM TIME TO TIME.
MAKER ACKNOWLEDGES THAT IT HAS KNOWINGLY AND VOLUNTARILY WAIVED THE RIGHT TO SERVICE AND NOTICE AND DESCRIBED ABOVE WITH THE ADVICE OF COUNSEL.

_________ **Focus Venture Partners, Inc.**

No Oral Modification. This Note may not be changed, modified or terminated orally, but only by an agreement in writing, signed by the party to be charged.

Guaranty. FTE Network Services, Inc. formerly Beacon Enterprise Solutions, Inc. unconditionally an irrevocably guarantees to Payee the prompt and complete payment and performance of Maker when due (whether at the stated maturity, by acceleration or otherwise) of the Maker's obligations under this Note.

Choice of Law. This Note shall be construed in accordance with, and be governed by, the laws of the State in which any legal proceedings are brought to enforce this Note, at Payee's election, without regard to conflicts or choice of laws rules except to the extent any law, rule, regulations of the federal government of the United states of America maybe applicable, in which case such federal law, rule or regulation shall govern or control.

Jurisdiction and Venue. In connection with any legal proceedings that may be brought to enforce this Note and/or that are otherwise under or connected with this Note, Maker and Payee hereby agree and consent to the exclusive jurisdiction and venue of the federal and/or state courts situated in any county in the Commonwealth of Pennsylvania or the State of Florida, at Payee's election, and fully and forever waive any affirmative defenses or other objections to such jurisdiction and/or venue elected by Payee.

Successor and Assigns. This Note shall be binding upon the successors, assigns, heirs, administrators and executors of the Maker and ensure to the benefit of the Payee, its successors, endorsees, assigns, heirs, administrators and executors.

Severability. If any term or provision of this Note shall be held invalid, illegal or unenforceable, the validity of all other terms and provisions hereof shall in no way be affected thereby.

IN WITNESS WHEREOF and intending to be legally bound hereby, the undersigned Maker has executed this Note as of the date first set forth above.

MAKER:

FOCUS VENTURE PARTNERS, INC.

____
By: Michael Palleschi, Chief Executive Officer

GUARANTOR:

FTE NETWORK SERVICES, INC.
formerly BEACON ENTERPRISE SOLUTIONS, INC.

____
By: Michael Palleschi, Chief Executive Officer